As filed with the Securities and Exchange Commission on September 26, 2003.
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-4

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

Certegy Inc.

(Exact name of registrant as specified in its charter)

Georgia	7389	58-2606325
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

11720 Amber Park Drive, Suite 600

Alpharetta, Georgia 30004
(678) 867-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Walter M. Korchun

General Counsel
Certegy Inc.
11720 Amber Park Drive, Suite 600
Alpharetta, Georgia 30004
(678) 867-8000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Larry D. Ledbetter, Esq.
Bruce D. Wanamaker, Esq.
Kilpatrick Stockton LLP
1100 Peachtree Street, Suite 2800
Atlanta, Georgia 30309-4530
Telephone: (404) 815-6500
Facsimile: (404) 815-6555

    Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

    If this Form is being filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount to be	offering price	aggregate	Amount of
Securities to be registered	registered	per unit(1)	offering price(1)	registration fee

4.75% Notes Due 2008	$200,000,000	100%	$200,000,000	$16,180

(1)	Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(f) under the Securities Act of 1933.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

Certegy Inc.

Offer to Exchange Up to $200,000,000 Aggregate Principal Amount of Our 4.75% Notes Due 2008, Which Have Been Registered Under the Securities Act of 1933, For Any and All of the $200,000,000 Aggregate Principal Amount of Our Outstanding 4.75% Notes Due 2008

      We are offering to exchange $200,000,000 aggregate principal amount of our registered 4.75% notes due September 15, 2008, which are referred to in this prospectus as the new notes, for all $200,000,000 aggregate principal amount of our unregistered 4.75% notes due September 15, 2008, which are referred to in this prospectus as the old notes. We refer to the new notes and the old notes collectively as the notes.

The new notes:

•	will be freely transferable by the holders, other than as described in this prospectus, and otherwise substantially identical to the old notes;

•	will accrue interest from September 10, 2003 at a rate of 4.75% per year, payable semi-annually in arrears on each March 15 and September 15, beginning March 15, 2004;

•	will be unsecured and unsubordinated, will rank equally with the old notes and all of our other existing and future unsecured and unsubordinated liabilities, except for such obligations as are mandatorily preferred, and will be structurally subordinated to all liabilities of our subsidiaries, including trade payables; and

•	will not be listed on any national securities exchange or be quoted on any automated dealer quotation system.

You should note that:

•	the exchange offer will expire at 5:00 p.m., New York City time, on , , unless extended;

•	the exchange offer is not conditioned upon any minimum aggregate principal amount of outstanding old notes being tendered;

•	all old notes that are validly tendered and not withdrawn prior to expiration of the exchange offer will be exchanged for an equal principal amount of new notes that we have registered under the Securities Act of 1933;

•	tenders of old notes may be withdrawn any time prior to the expiration of the exchange offer; and

•	the exchange of old notes for new notes in the exchange offer will not be a taxable event for U.S. federal income tax purposes.

      You should carefully consider the risk factors beginning on page 15 of this prospectus before participating in the exchange offer.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the date we issue the new notes and ending no later than the close of business on the date which is 180 days after completion of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any resale. See “Plan of Distribution.”

The date of this prospectus is                     ,

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
CAPITALIZATION
DESCRIPTION OF CERTAIN INDEBTEDNESS
THE EXCHANGE OFFER
DESCRIPTION OF THE NEW NOTES
FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
EX-4.1/INDENTURE 9/10/03 CERTEGY INC. & SUNTRUST
EX-4.2/REGISTRATION RIGHTS AGREEMENT 9/10/03
EX-5.1/OPINION OF KILPATRICK STOCKTON LLP
EX-10.34/REVOLVING CREDIT AGREEMENT
EX-12.1/STATEMENT OF COMPUTATION OF RATIOS
EX-23.2/CONSENT OF ERNST & YOUNG LLP
EX-25.1/STATEMENT OF ELIGIBILITY OF TRUSTEE
EX-99.1/FORM OF LETTER OF TRANSMITTAL
EX-99.2/FORM OF NOTICE OF GUARANTEED DELIVERY
EX-99.3/FORM OF LETTER TO BROKER, DEALERS, ETC.
EX-99.4/FORM OF LETTER TO CLIENTS

      This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Certegy Inc., 11720 Amber Park Drive, Suite 600, Alpharetta, Georgia 30004, Attention: Investor Relations, or call (678) 867-8004.

      In order to obtain timely delivery of any information that you request, you must submit your request no later than                     ,                     , which is five business days before the date the exchange offer expires.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement on Form S-4 that we have filed with the Securities and Exchange Commission under the Securities Act. We are submitting this prospectus to holders of old notes so they can consider exchanging their old notes for new notes. You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with additional, different, or inconsistent information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date on the front cover of this prospectus or the date of the document incorporated by reference. Our business, financial condition, results of operations, and prospects may have changed since then.

      We are not making the exchange offer to, and we will not accept surrenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would violate the securities or other laws of that jurisdiction.

      Market data and other statistical information contained or incorporated by reference in this prospectus are based on independent industry publications, government publications, reports by market research firms, or other published independent sources. Although we believe these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and completeness. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources referred to above.

i

PROSPECTUS SUMMARY

      The following summary highlights selected information contained or incorporated by reference in this prospectus and does not contain all the information that may be important to you. You should carefully read this entire prospectus, including the financial data and related notes and the documents incorporated by reference in this prospectus, before making a decision to participate in the exchange.

      As used in this prospectus, the terms “Certegy,” “we,” “our,” and “us” refer to Certegy Inc. and its subsidiaries as a combined entity, except where it is clear that the terms mean only Certegy Inc. For purposes of the section entitled “Description of the New Notes,” whenever we refer to “Certegy” or “us” or use the terms “we” or “our,” we are referring to Certegy Inc. and not to any of our subsidiaries. References to “$” and “dollars” are to U.S. dollars.

Our Business

Overview

      We provide credit and debit card processing and check risk management services to financial institutions and merchants in the U.S. and internationally. Our business is comprised of two segments, Card Services and Check Services. Card Services provides card issuer services in the U.S., the U.K., Brazil, Chile, Australia, New Zealand, Ireland, and the Dominican Republic. Revenues of our domestic card issuer services business are primarily derived from independent community banks and credit unions. Additionally, Card Services provides merchant processing and e-banking services in the U.S. and card issuer software, support, and consulting services in other countries. Last year we processed approximately 2.0 billion payment transactions and serviced approximately 38 million card accounts. Check Services provides check risk management services and related processing services in the U.S., the U.K., Canada, France, Ireland, Australia, and New Zealand. A significant portion of our check risk management services revenues are generated from several large national and regional retail chains. In 2002, we authorized approximately $35 billion of check transactions worldwide.

      Originally founded as Telecredit in 1961, our business pioneered the check risk management industry in the U.S. and Canada. Through the development of a centralized electronic database of consumer check-writing histories, Telecredit delivered real-time check authorization decisions to merchants at the point-of-sale. Through an acquisition in 1977, the business was expanded to include credit card processing. Subsequently, we have added merchant processing, debit card processing, and e-banking services to our Card Services segment, and check cashing risk management services and check collections to our Check Services segment. In 1990, Equifax Inc. acquired Telecredit, and continued to operate the card and check businesses, through separate subsidiaries, as its Payment Services division. While part of Equifax, both Card Services and Check Services expanded outside of North America through a combination of joint ventures, acquisitions, and local start-ups.

      On March 2, 2001, we were incorporated under the laws of the State of Georgia as a wholly-owned subsidiary of Equifax as “Equifax PS, Inc.” After Equifax’s contribution of its Payment Services division to us, and our adoption of the name Certegy Inc., Equifax “spun off” the business of the Payment Services division on July 7, 2001 through a tax-free dividend of all of our outstanding shares of common stock to Equifax’s shareholders of record as of June 27, 2001. As a result of the spin-off, we became an independent publicly traded company, with our shares of common stock trading on the New York Stock Exchange under the symbol “CEY.”

Card Services

      Card Services provides a full range of card issuer services that enable banks, credit unions, retailers, and others to issue Visa and MasterCard credit and debit cards, private label cards, and other electronic payment cards for use by both consumer and business accounts. Additionally, we began processing American Express cards in the Dominican Republic in January 2003. Our debit card services support both off-line debit cards, which are processed similarly to credit cards, and on-line debit cards, through which cardholders obtain immediate access to funds in their bank accounts through ATMs or merchant point-of-sale terminals. In the United States, our card processing business is concentrated in the independent community bank and credit union segments of the market. We have long-term contractual alliances with two associations representing independent community banks and credit unions in the U.S., the Independent Community Bankers Association (the “ICBA”) and Card Services for Credit Unions (“CSCU”). Under each of the alliances, which expire in 2007, we are the exclusive partner of the association for offering credit card issuing and merchant processing services to its members. We are also the exclusive partner of CSCU for offering debit card processing to its members. In 2002, approximately 21.6% of our consolidated revenues were derived from ICBA and CSCU member institutions, although no single institution accounts for a material portion of our revenues.

      The majority of our card issuer programs are full service, including essentially all of the operations and support necessary for an issuer to operate a credit and debit card program. More specifically, we process all the credit and debit card transactions for the credit and debit cards issued by our customers, including electronically authorizing the transactions, capturing the transaction data, and settling the transactions, and we provide full service back-office support functions for their programs. These support functions include embossing and mailing our customers’ credit and debit cards to their cardholders; customer service on behalf of card issuers to their customers; card portfolio management and analysis; invoicing cardholders; receiving and processing cardholder payments; and pursuing delinquent or fraudulent accounts. We do not make credit decisions for our customers, nor do we fund their card receivables. Our services are menu driven, and offer flexibility for those of our customers who require less than our full service programs. Such customers include large card issuing institutions that contract with us to provide transaction processing, but who choose to invest the capital and human resources necessary to provide their own back-office program support or to use another card processor for such support.

      Our two most important customer segments, independent community banks and credit unions, consist predominantly of small and mid-sized card issuers that cannot independently achieve the economies of scale that would justify setting up their own credit and debit card operations. We provide our card issuer services to these customers primarily through our longstanding contractual alliances with ICBA and CSCU. We have product offerings in place with each of these organizations, which offer these products to their respective members with our company as the services provider. These alliances allow us to utilize the marketing channels of ICBA and CSCU and eliminate the need for us to negotiate price, terms, and service offerings with individual credit unions or community banks. As a result, we believe we are the leading provider, in terms of market share, of comprehensive card processing services to credit unions and to independent community bank card issuers in the U.S.

      We provide our card issuer services internationally through our operations in Brazil, Chile, the U.K., and Australia.

      Card Services also provides merchant processing services that enable retailers and other merchants to accept electronic payment cards in payment for goods and services. We provide our merchant processing services both directly to retailers and other merchants who accept credit and debit cards, and through contracts with financial institutions and others where our solutions enable them to service the card processing needs of their merchant customers. These services include front-end authorization and data capture services, back-end accounting and settlement, and dispute resolution services.

      In order for us to provide our transaction processing services, VISA must designate us as a member service provider, and for certain services, as an independent sales organization of VISA, and we must be designated by MasterCard as a member service provider. To retain these designations, we must be sponsored by member clearing banks of VISA and MasterCard and continue to comply with the standards of the VISA and MasterCard associations. Our products are affected by VISA and MasterCard electronic payment standards that generally are changed twice a year. In addition, our customers are subject to government regulations and industry standards with which our products and services must comply.

      In December 1997, we began providing e-banking services to financial institutions enabling them to offer internet banking to consumers and businesses. We provide these services either by licensing our products to our customers for their operation in-house, or as an application services provider, or ASP, where the customers are linked to our central service bureau. Our retail internet banking services enable our bank customers to offer a wide array of PC-based banking services to consumers, such as on-line account information access and electronic bill payment. Our corporate internet banking services enable our bank customers to offer the business community various electronic commercial banking services, including transmission of account and other business information between the bank and the business customer, bill payment, funds transfers, loan and account applications, and other electronic services.

      We intend to continue to expand our card processing business in the independent community bank and credit union segments of the market. Moreover, our future growth and profitability will significantly depend upon our ability to penetrate additional international markets, including emerging markets for electronic transaction processing.

      In 2002, revenues from Card Services comprised 66% of our total revenues, compared to 67% in 2001 and 68% in 2000.

Check Services

      Check Services provides check risk management and related processing products and services to businesses accepting or cashing checks at the point-of-sale. These services utilize our proprietary check authorization systems and risk assessment decision platforms. A significant portion of our revenues from check risk management services are generated from several large national and regional merchants, including national retail chains such as Sears, Best Buy, Circuit City, Walgreens, Federated, Target, Office Depot, and Staples. Other customers of our Check Services segment include hotels, automotive dealers, telecommunications companies, supermarkets, casinos, mail order houses, and other businesses. Our services allow our clients to run their customers’ personal and business checks through an automated decision-making process that assesses the likelihood that a check will or will not clear.

      Our check risk management services include solutions tailored to the specific needs of the customer. They include Welcome Check® warranty services, where we accept the bad check risk associated with checks authorized by our system, and Welcome Check verification services, where our customers retain the risk. We also provide blends of warranty and verification services to meet specific customer needs. All of these products utilize our proprietary system, PathWaysTM. PathWays provides the flexibility, utilizing our risk management data and proprietary models, to manage check acceptance risk by controlling the risk management parameters on a store by store, or even a cash register by cash register, basis.

      In recent years, we have introduced several new products for existing and new markets. In addition to PathWays, we have introduced PayCheck AcceptTM, which enables supermarkets and gaming establishments to reduce the risk of check losses and fraud in connection with their payroll check cashing services; third-party check collections for retailers utilizing our verification services; and electronic check risk management solutions enabled for electronic commerce, which allow retailers to safely and securely accept payments over the internet. In 2001, in an initiative with 7-Eleven, Check Services launched a fully automated check authorization service through 7-Eleven’s financial kiosks located at 7-Eleven convenience stores across the country. As of June 30, 2003, 7-Eleven had approximately 1,000 kiosks installed in 14 states and the District of Columbia. Additionally, in 2001, the PayCheck Accept platform was modified to facilitate check cashing “in-lane” at grocers and discounters. The first “in-lane” contract was signed in 2002 with Wal-Mart Stores, Inc., and we expect to complete the rollout in the fourth quarter of 2003. Earlier this year we also announced an agreement with Safeway to provide its customers with a quick and convenient method to cash payroll checks in nearly 1,500 locations throughout the United States.

      We provide our check risk management products and services internationally in Canada, the U.K., Ireland, France, Australia, and New Zealand. Our principal product in all those countries is check warranty services, although mass retailers are beginning to utilize our check verification and collection services.

      In 2002, revenues from Check Services comprised 34% of our total revenues, compared to 33% in 2001 and 32% in 2000.

Recent Financial Results

      Our financial results for the first and second quarters of 2003 and the third quarter to date as compared to the prior periods have been adversely impacted by the loss of a customer in our merchant processing business that moved its account to its new owner’s processor during the third quarter of 2002 and the loss of a large customer in our Brazilian card operation in March 2003. In addition, our financial results have been adversely impacted by slow retail volumes in our Check Services segment due to the general economic slowdown and, in addition, incremental start-up costs relating to our check cashing services business. We have recently begun to notice an increase in transaction volume in our Check Services business, and we are continuing to experience strong growth in our Card Services segment outside of our merchant processing and South American card issuer operations. Although management believes that positive developments such as these will help to offset the effect of the negative factors mentioned above, there can be no assurance that those factors will not continue to have an adverse impact on our financial results.

Competition

      The market for our products and services is highly competitive. We compete directly with third party payment processors and companies that market software for the electronic payment industry. We also compete against software and transaction processing systems developed and used in-house by our potential customers. Our competitors in the Card Services segment include third-party credit and debit card processors, including First Data Corporation, Total System Services, Electronic Data Systems Corporation, and Payment Systems for Credit Unions, and third-party software providers, which license their card processing systems to financial institutions and third-party processors. Competitors in the Check Services segment include First Data’s TeleCheck Services division and eFunds. See “Risk Factors — Risks Related to our Business — Our market is highly competitive and some of our competitors have substantially greater resources than we do.”

      Our markets are characterized by rapid technological change, new product introductions, evolving industry standards, and changing customer needs. In order to remain competitive, we are continually involved in the development of new products and services. These initiatives carry the risks associated with any new product development efforts, including cost overruns, delays in delivery, and performance problems.

Our Strategy

      We believe that the increased use of credit, debit, and other electronic payment cards around the globe will continue to present the card processing industry with significant growth opportunities. We also believe that strong demand for check risk management services due to increased check fraud at the point-of-sale and retailers’ growing reliance on third parties for assistance in accurately identifying good check writers to reduce bad check losses, will continue to present us with growth opportunities.

      In light of the market opportunities, our strategic objective is to strengthen our position as a provider of payment processing and check risk management services. We intend to concentrate on the following strategies to accomplish our objective.

Card Services

      Utilize our competitive strengths in the U.S. to increase our share of revenue in the U.S. credit and debit card markets. Those strengths include:

•	Our long-term contractual alliances with CSCU and ICBA, through which we maintain proven distribution channels and enjoy strong name recognition, quality-of-service ratings, and customer satisfaction;

•	Our “full service” processing capabilities, which enable us to provide among the most comprehensive card processing solutions available; and

•	Our highly competitive prices.

      Grow our customer base and processing volumes outside the U.S. In international markets, we will continue to focus our efforts on marketing to leading card processing prospects, developing flexible processing services tailored to the diverse credit cultures in Europe, South America, and Asia-Pacific, and utilizing our competitive advantages. These advantages include our strength in providing full service processing services, and our proprietary card processing systems. Our proprietary systems are highly scalable and portable, and have been customized to process in country-specific environments in over 25 countries around the world. This customization enables us to enter new geographic markets quickly and inexpensively, and positions us to be a preferred vendor for outsourced card processing as this concept starts to be utilized outside the U.S.

      Increase our revenues from our debit card processing products and services and from other existing and new products and services. We intend to aggressively market our expanded debit card processing products and services and capture a larger share of the rapidly growing debit card markets in the U.S. and abroad. We intend to aggressively market our card marketing services that assist our customers in growing their cardholder portfolios. We intend to develop and market internet service capabilities that will allow cardholders to manage their debit and credit card accounts and conduct electronic commerce efficiently and effectively.

Check Services

      Utilize our competitive strengths to increase our market share in the check risk management markets, both in the U.S. and internationally. Those strengths include what we believe are the industry’s most advanced check risk management algorithms and systems, our proven ability to introduce successful new check risk management products, and our company’s existing operations and customer relationships in Europe, South America, and Asia-Pacific.

      Continue our development and utilization of increasingly sophisticated risk modeling tools to differentiate our capabilities from the competition. These tools include proprietary algorithms and systems that we have developed independently, and others that we have developed with our alliance partners.

      Expand further into existing and new markets such as check cashing, gaming, grocery, government, and internet commerce by combining our current risk management and identity authentication services. This combined solution provides us with the ability to effectively manage risk in environments where the consumer is not present as well as at the traditional point-of-sale.

      Further, for both Card Services and Check Services, we intend to continue to consider strategic alliances with, investments in, and acquisitions of, domestic and international companies that would enable us to increase our penetration in our current markets, enter new markets, expand our technology expertise to help us further enhance our processing, risk management, and e-banking services, or to increase operating efficiencies.

Corporate Information

      Our principal executive offices are located at 11720 Amber Park Drive, Alpharetta, Georgia 30004, and our telephone number is (678) 867-8000. Our website address is www.certegy.com. Information included or referred to on our website is not part of this prospectus.

      Additional information about us, including our audited consolidated financial statements for the years ended December 31, 2002, 2001, and 2000, our unaudited interim consolidated financial statements for the three- and six-month periods ended June 30, 2003 and 2002, and a more detailed description of our business, is contained in the documents incorporated by reference in this prospectus. See “Where You Can Find More Information.”

The Exchange Offer

      The summary below describes the principal terms of the exchange offer. Certain of the terms and conditions described below are subject to important limitations and exceptions. “The Exchange Offer” section of this prospectus contains a more detailed description of the terms and conditions of the exchange offer.

Background	On September 10, 2003, we issued $200 million in principal amount of old notes in a private offering. In connection with that offering, we entered into a registration rights agreement in which we agreed, among other things, to complete an exchange offer for the old notes.

The exchange offer	We are offering to exchange the new notes for a like principal amount of old notes. Old notes may be tendered, and new notes will be issued, only in integral multiples of $1,000 principal amount.

The terms of the new notes are identical in all material respects to the terms of the old notes except that the new notes are registered under the Securities Act and generally are not subject to transfer restrictions or registration rights.

Subject to the satisfaction or waiver of specified conditions, we will exchange new notes for all the old notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer. See “The Exchange Offer — Terms of the Exchange.”

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on , , unless we extend it. We do not currently intend to extend the expiration date.

Procedures for tendering	If you wish to accept the exchange offer and your old notes are held by a custodial entity such as a bank, broker, dealer, trust company, or other nominee, you must instruct the custodial entity to tender your old notes on your behalf pursuant to the procedures of the custodial entity. If your old notes are registered in your name, you must complete, sign, and date the accompanying letter of transmittal, or a facsimile of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You then must mail or otherwise deliver the letter of transmittal, or a facsimile of the letter of transmittal, together with the old notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

Custodial entities that are participants in The Depository Trust Company, which we refer to as the “Depositary” or “DTC,” must tender old notes through DTC’s Automated Tender Offer Program which enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders effected through the Automated Tender Offer Program, which we refer to as the ATOP.

By tendering your old notes in either of these manners, you will make and agree to the representations that appear under “The Exchange Offer — Procedures for Tendering.”

Resale of new notes	We believe that you can resell and transfer your new notes without registering them under the Securities Act and delivering a prospectus if:

• you are acquiring the new notes in the ordinary course of your business for investment purposes;

• you are not engaged in, do not intend to engage in, and have no arrangement or understanding with anyone to participate in a distribution (within the meaning of the Securities Act) of the new notes; and

• you are not an affiliate of ours as defined in Rule 405 under the Securities Act.

Our belief is based on SEC no-action letters to other issuers in similar exchange offers. However, we cannot guarantee that the SEC would make a similar decision about the exchange offer. If our belief is wrong, or if you cannot truthfully make the necessary representations, and you transfer any new note received in the exchange offer without meeting the registration and prospectus delivery requirements of the Securities Act or without an exemption from these requirements, then you could incur liability under the Securities Act. We are not indemnifying you for any liability that you may incur under the Securities Act.

If you are a broker-dealer that will receive new notes for your own account in exchange for old notes that you acquired as a result of your market-making or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of the new notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell or otherwise transfer the new notes. We have agreed that, for a period of up to 180 days after the completion of the exchange offer, we will make this prospectus and any amendment or supplement to this prospectus available to any broker-dealer for use in connection with any resale.

Guaranteed delivery procedures	If you cannot meet the expiration date deadline, or you cannot deliver your old notes, the letter of transmittal or any other documentation on time, or the procedures for book-entry transfer cannot be completed on time, then you must surrender your old notes according to the guaranteed delivery procedures appearing below under “The Exchange Offer — Guaranteed Delivery Procedures.”

Consequences of failure to exchange	Old notes that are not tendered in the exchange offer or that are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell the old notes unless:

• each offer or sale is made pursuant to an exemption from the requirements of the Securities Act; or

• the old notes are registered under the Securities Act.

After the exchange offer is closed, we will no longer have an obligation to register the old notes except in some limited circumstances. Therefore, upon completion of the exchange offer, there may be no market for the old notes and you may have difficulty selling them. See “Risk Factors — Risks Related to the Exchange Offer — You may have difficulty selling any old notes if you fail to properly exchange your old notes for new notes.”

Withdrawal of tenders	You may withdraw the surrender of your old notes at any time prior to the expiration date.

Conditions to the exchange offer	The exchange offer is subject to customary conditions, which we may assert or waive. See “The Exchange Offer — Conditions to the Exchange Offer.”

Closing	The new notes will be issued in exchange for corresponding old notes in the exchange offer, if consummated, on the first business day following the expiration date of the exchange offer or as soon as practicable after that date.

Appraisal rights	You will not be entitled to any appraisal or dissenters’ rights in court in connection with the exchange offer.

U.S. federal income tax consequences	The exchange of old notes for new notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. See “Federal Income Tax Consequences of the Exchange.”

Exchange agent	SunTrust Bank is serving as the exchange agent in connection with the exchange offer. SunTrust Bank also serves as trustee under the indenture. The address and telephone number of the exchange agent are set forth under the caption “The Exchange Offer — Exchange Agent.”

The New Notes

      The summary below describes the principal terms of the new notes. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the registration rights and related liquidated damages provisions and the transfer restrictions applicable to the old notes are not applicable to the new notes. The new notes will evidence the same debt as the old notes. The new notes and the old notes will be governed by the same indenture.

Issuer	Certegy Inc.

Notes offered	Up to $200 million aggregate principal amount of 4.75% notes due 2008.

Maturity date	September 15, 2008.

Interest payment dates	We will pay interest on the new notes semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2004.

Ranking	The new notes, which are exclusively our obligation, will:

• be unsecured and unsubordinated;

• rank equally with all of our existing and future unsecured and unsubordinated liabilities, except for such obligations as are mandatorily preferred by law; and

• not be guaranteed by any of our subsidiaries.

We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result:

• we will rely on distributions of earnings or other payments by our subsidiaries to make payments of principal, premium, if any, and interest on the new notes; and

• the new notes will be structurally subordinated to all liabilities of our subsidiaries, including trade payables, which means that the claims of our subsidiaries’ creditors will have priority over claims of holders of the new notes. See “Description of Certain Indebtedness — Company and Subsidiary Liabilities.”

As of June 30, 2003, our total liabilities (including indebtedness under our $300 million amended and restated revolving credit facility and our residual value guarantees under our synthetic lease arrangements, but excluding the liabilities of our subsidiar ies and all intercompany amounts) were approximately
$308.5 million. See “Description of Certain Indebtedness —
Credit Facilities — Revolving Credit Facility” and “— Synthetic
Lease Arrangements.”

As of June 30, 2003, our subsidiaries had approximately $233.3 million of total liabilities (including trade payables but excluding intercompany amounts), as to which the new notes will be
effectively subordinated.

As of June 30, 2003, our total liabilities as set forth above included outstanding indebtedness of $185.0 million under our
$300 million amended and restated revolving credit agreement with SunTrust Bank and certain other lenders. As of Septem-

ber 3, 2003, we entered into an agreement with SunTrust Bank and certain other lenders, which replaced our $300 million revolving credit facility with a new $200 million revolving credit facility effective as of the closing date of the sale of the old notes. Our new $200 million facility has substantially the same terms as the $300 million facility, except that our domestic subsidiaries are not be required to guarantee our borrowings under the new facility.

The total liabilities of our subsidiaries as of June 30, 2003, as set forth above, do not include the obligations of our domestic subsidiaries under their guarantees of the $300 million facility or a guarantee of approximately $8.3 million under our synthetic lease arrangement with respect to our facilities in Madison, Wisconsin, which guarantees were outstanding on June 30, 2003, but were released effective as of the closing date of the sale of the old notes. See “Description of Certain Indebtedness — Credit Facilities — Revolving Credit Facility” and “— Synthetic Lease Arrangements.”

We used a portion of the net proceeds from the sale of the old notes to pay off all amounts outstanding under our $300 million revolving credit facility on the closing date of the sale of the old notes. See “Use of Proceeds” and “Capitalization.”

Currently, we do not have any debt that would be considered senior to the new notes (except for such obligations as are mandatorily preferred by law and except for liabilities of our subsidiaries referred to above, as to which the new notes will be structurally subordinated).

The indenture does not restrict the amount of unsecured indebtedness that we may incur, with which the new notes will rank equally, or the amount of indebtedness (including obligations under guarantees) that our subsidiaries may incur, as to which the new notes will be effectively subordinated. Our new $200 million revolving credit facility permits direct loans to our wholly-owned consolidated subsidiaries which are required to be guaranteed by us.

Under the new $200 million facility, the indenture under which the new notes are to be issued may not be amended without the prior written consent of a majority in interest of the lenders under the $200 million facility.

Optional redemption	We may redeem the new notes at any time at a redemption price equal to 100% of their principal amount plus a “Make-Whole Amount” as described in “Description of the New Notes — Optional Redemption,” plus any unpaid interest accrued to the date of redemption. If we redeem less than all of the new notes, the trustee will select the particular new notes to be redeemed on a pro rata basis, by lot, or by another random method that the trustee deems fair and appropriate.

Certain covenants	The indenture governing the new notes contains covenants that, among other things, will limit our ability and the ability of our subsidiaries to:

• create or assume liens on certain of our assets to secure other indebtedness;

• engage in sale and leaseback transactions; and

• consolidate with or merge into, or transfer or lease all or substantially all of our assets to, any other party.

These covenants are subject to important exceptions and qualifications that are described under “Description of the New Notes — Certain Covenants” and “Description of the New Notes — Legal Defeasance and Covenant Defeasance.”

Absence of a public market for new notes	The old notes are presently eligible for trading through the PORTAL Market, but the new notes will be new securities for which there is currently no market. We do not intend to apply for a listing of the new notes on any securities exchange or for quotation of the new notes in any automated dealer quotation system.

Rights under registration rights agreement	If we fail to complete the exchange offer as required by the registration rights agreement, we may be obligated to pay additional interest to holders of the old notes. See “The Exchange Offer — Shelf Registration Statement” and “— Additional Interest” for more information regarding your rights as a holder of old notes.

Events of Default	An “Event of Default” with respect to the new notes will occur if:

• we default in the payment of interest on the new notes (including additional interest) when the same becomes due and payable and such default continues for a period of 30 days;

• we default in payment of the principal of or premium, if any, on, the new notes when the same becomes due and payable;

• we or any of our subsidiaries fail, for 60 days after notice from the trustee or holders of at least 25% in principal amount of the new notes including additional new notes, if any, then outstanding, to comply with any of our other covenants or agreements in the indenture or the new notes;

• we or any of our subsidiaries default in:

— the payment of any scheduled principal of or interest on any of our indebtedness or any indebtedness of any of our subsidiaries (other than the new notes), aggregating more than $10.0 million in principal amount, when due and payable after giving effect to any applicable grace period, or

— the performance of any other term or provision of any of our indebtedness or any indebtedness of any of our subsidiaries (other than the new notes) in excess of $10.0 million principal amount that results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such indebtedness shall not have been discharged, within a period of 15 days after there has been given to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the new notes, a written notice specifying such default or defaults;

• one or more judgments, decrees, or orders is entered against us or any of our subsidiaries by a court from which no appeal may be or is taken for the payment of money, either individually or in the aggregate, in excess of $10.0 million, and such judgment, decree, or order remains unsatisfied and in effect for any period of 45 consecutive days after the amount thereof is due without a stay of execution; and

• certain events of bankruptcy or insolvency occur with respect to us or any of our subsidiaries.

Use of proceeds	We will not receive any proceeds from the exchange offer.

Risk factors	See “Risk Factors” for a discussion of some of the key factors you should carefully consider before deciding to participate in the exchange offer.

Summary Selected Consolidated Financial Information

      We derived the following summary selected consolidated financial information as of December 31, 2002, 2001, 2000, and 1999, and for each of the years in the periods then ended from our audited financial statements. The following income statement and cash flow data for the year ended December 31, 1998 was also derived from our audited financial statements. The following balance sheet data as of December 31, 1998 was derived from unaudited consolidated financial statements that were prepared by our management. The following unaudited summary selected consolidated financial information as of June 30, 2003, and 2002, and for the six-month periods then ended was derived from unaudited consolidated financial statements that were prepared by our management. Our summary selected consolidated financial information set forth below should be read in conjunction with our audited consolidated financial statements and other financial information contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and our unaudited interim consolidated financial statements contained in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003. These financial statements are incorporated in this prospectus by reference. See “Risk Factors — Risks Related to Accounting.”

	Six Months Ended
	June 30,		Year Ended December 31,

	2003(1)	2002	2002(1)	2001	2000	1999	1998

	(Unaudited)

	(Dollars in thousands, except for per share data)
Results of Operations:
Revenue(2)	$487,561	$490,211	$1,007,968	$935,971	$865,907	$763,297	$625,777
Operating expenses(2)(3)(4)	429,203	424,112	856,019	784,552	718,748	635,812	522,486

Operating income	58,358	66,099	151,949	151,419	147,159	127,485	103,291
Other income (expense), net	983	771	1,119	78	1,309	2,311	(383)
Interest expense(5)	(3,309)	(3,726)	(7,120)	(7,200)	(1,301)	(901)	(533)

Income before income taxes and minority interests	56,032	63,144	145,948	144,297	147,167	128,895	102,375
Provision for income taxes	(20,872)	(24,153)	(55,964)	(56,276)	(57,609)	(54,272)	(40,505)
Minority interests in earnings, net of tax	—	—	—	(945)	(1,096)	6	(780)

Net income	$35,160	$38,991	$89,984	$87,076	$88,462	$74,629	$61,090

Basic earnings per share(6)	$0.54	$0.57	$1.32	$1.27	$1.32	$1.09	$0.86
Diluted earnings per share(7)	$0.53	$0.56	$1.30	$1.26	$1.30	$1.07	$0.85
Other Operating Data:
Depreciation & amortization	$20,062	$19,637	$39,050	$45,677	$42,698	$35,758	$27,839
Cash flows from operations	$84,946	$69,249	$126,655	$102,876	$103,784	$146,220	$72,654
Change in settlement accounts, included in cash flows from operations prior to spin-off(8)	—	—	—	$(29,040)	$(21,353)	$25,020	$(18,583)
Capital expenditures	$23,570	$26,850	$48,961	$49,349	$38,789	$50,111	$47,893
Ratio of earnings to fixed charges(9)	10.73x	11.27x	13.49x	12.67x	22.16x	21.71x	20.79x

	June 30,		December 31,

	2003	2002	2002	2001	2000	1999	1998

							(Unaudited)
	(Unaudited)

	(Dollars in thousands)
Balance Sheet Data:
Total assets(10)	$769,069	$657,903	$702,141	$736,203	$523,049	$516,567	$508,456
Long-term debt	$185,000	$182,000	$214,200	$230,000	$—	$—	$—
Total shareholders’ equity	$253,665	$223,766	$198,443	$211,865	$323,618	$271,490	$348,793

(1)	Our financial results for the six months ended June 30, 2003 and the year ended December 31, 2002, include other charges of $12.2 million ($7.7 million after tax, or $0.12 per diluted share) and $12.2 million ($7.7 million after tax, or $0.11 per diluted share), respectively. The other charges for the six months ended June 30, 2003 include $9.6 million of early termination costs associated with a data processing contract, $2.7 million of charges related to the downsizing of our Brazilian card operation, and $(0.1) million of other items. The 2002 other charges include asset impairment charges of $5.1 million, which consist of a $4.2 million write-off of the remaining intangible asset value assigned to an acquired customer contract in Brazil, due to the loss of the customer, and an $0.8 million net write-down of our collateral assignment in life insurance policies held for the benefit of certain employees; a $4.0 million charge for the settlement of a class action lawsuit, net of insurance proceeds; and severance charges of $3.2 million, due to the reorganization of various departments. See our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 and our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 for further information on these charges.

(2)	Reimbursements received for out-of-pocket expenses for years prior to 2002 have been reclassified from operating expenses to revenues as required by the adoption of EITF No. 01-14 as further described in Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

(3)	General corporate expense was $8.4 million and $8.3 million, respectively, for the six months ended June 30, 2003 and 2002, and $19.3 million, $11.9 million, $7.8 million, $7.3 million, and $6.8 million, respectively, for the years ended December 31, 2002, 2001, 2000, 1999 and 1998. We estimate our general corporate expense would have increased by approximately $6.5 million annually for periods prior to the spin-off had we been operating on a full year stand-alone basis.

(4)	We adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002, which ceased the amortization of goodwill.

(5)	In conjunction with our spin-off from Equifax in July 2001, we made a cash payment to Equifax of $275 million to reflect our share of Equifax’s pre-distribution debt used to establish our initial capitalization. This was funded through $400 million of unsecured revolving credit facilities we obtained in July 2001. Interest expense for periods prior to the spin-off principally consist of interest paid on a line of credit held by our Brazilian card business and interest charged by Equifax on overnight funds borrowed on our behalf.

(6)	Prior to our spin-off from Equifax, basic weighted average shares outstanding is computed by applying the distribution ratio of one share of Certegy common stock for every two shares of Equifax common stock held to the historical Equifax weighted average shares outstanding for the same periods presented.

(7)	Prior to our spin-off from Equifax, diluted weighted average shares outstanding is estimated based on the dilutive effect of stock options calculated in the third quarter of 2001.

(8)	Settlement receivables and payables on our consolidated balance sheets result from the timing differences in our settlement process with merchants, financial institutions, and credit card associations related to merchant and card processing. Prior to the spin-off, the cash held by us associated with this settlement process was held by Equifax and included in our intercompany receivables from Equifax, a component of equity.

(9)	For purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of our income before income taxes, including minority interests, and fixed charges. “Fixed charges” consist of interest on indebtedness, amortization of deferred financing costs, and an estimated amount of rental expense that is deemed to be representative of the interest factor.

(10)	Assets for years prior to 2002 have been reclassified for the change in balance sheet classification of check claims payable and recoverable as further described in Note 2 to the consolidated financial statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

RISK FACTORS

      You should carefully consider the following factors in addition to the other information set forth in this prospectus and the documents incorporated by reference in this prospectus before you participate in the exchange offer.

Risks Related to the Exchange Offer

You may have difficulty selling any old notes if you fail to properly exchange your old notes for new notes.

      We will only issue new notes in exchange for old notes that you timely and properly tender. You should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes set forth under “The Exchange Offer — Procedures for Tendering” and in the letter of transmittal that accompanies this prospectus. Neither we nor the exchange agent are required to notify you of any defects or irregularities relating to your tender of old notes.

      If you do not exchange your old notes for new notes in the exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions. In general, you may not offer or sell the old notes except under an exemption from registration under the Securities Act and applicable state securities laws. We do not plan to register the old notes under the Securities Act. If you continue to hold any old notes after the exchange offer is completed, you may have trouble selling them because of these restrictions on transfer.

      In addition, we anticipate that most holders of old notes will elect to participate in the exchange offer. Consequently, we expect that the liquidity of the market for the old notes after completion of the exchange offer may be substantially limited.

You may find it difficult to sell the new notes or to sell them at a price you deem sufficient because there is no existing trading market for the new notes.

      While the old notes are presently eligible for trading in the PORTAL Market, the new notes will be new securities for which no established trading market currently exists. We do not intend to apply for a listing of the new notes on any securities exchange. We do not know if an active public market for the new notes will develop or, if developed, will continue. Even if a market for the new notes does develop, there may not be liquidity in that market, or the new notes might trade for less than their original value or face amount. If an active public market does not develop, the liquidity and market price of the new notes may be adversely affected.

      The liquidity of any market for the new notes will depend upon various factors, including:

•	the number of holders of the new notes;

•	the interest of securities dealers in making a market for the new notes;

•	the overall market for investment grade securities;

•	our financial performance and prospects; and

•	the prospects for companies in our industry generally.

      Even if a trading market develops, the new notes may trade at higher or lower prices than their principal amount or purchase price, depending on many factors, including:

•	prevailing interest rates;

•	the number of holders of the new notes;

•	the market for similar debt securities;

•	general economic conditions; and

•	our financial condition, historical financial performance and future prospects.

      Finally, if a large number of holders of old notes do not tender old notes, or tender old notes improperly, only a limited amount of new notes would be outstanding after we complete the exchange offer, which could adversely affect the development and viability of a market for the new notes.

Some holders who exchange old notes may be deemed to be underwriters and these holders may be required to comply with the registration and prospectus requirements in connection with any resale of the new notes.

      If you exchange old notes in the exchange offer for the purpose of participating in a distribution of the new notes, you may be deemed to be an underwriter and to have received restricted securities. If so, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Risks Related to Our Business

We rely heavily on a small number of specific business segments for the majority of our revenues.

      Revenues of our domestic card issuing business are primarily derived from independent community banks and credit unions, while a significant portion of our check risk management services revenues are generated from several large national and regional retail chains. The financial condition of these customers and their willingness to pay for our products and services are affected by general market conditions, competitive pressures, and operating margins within their industries. The retailing industry is currently facing downturns in demand and structural changes in the industry. We could experience declines in revenue as a result of any factors that would adversely affect independent banks, credit unions, and retailers.

A significant portion of our business is derived from two key strategic relationships, and a loss of either of those relationships could adversely affect our profits.

      We have long-term contractual alliances with two associations representing independent financial institutions in the U.S., the Independent Community Bankers Association, or ICBA, and Card Services for Credit Unions, or CSCU. Under each of these alliances, which expire in 2007, we are the association’s exclusive partner for offering credit card issuing and merchant processing services to that association’s members. We are also the exclusive partner of CSCU for offering debit card processing to its members. As a result, approximately 21.6% of our consolidated revenues in 2002 were derived from ICBA and CSCU member institutions. Termination of, or significant adverse change in, our relationships with either or both of these associations could harm our ability to retain a substantial portion of our customers and to attract new customers, and have a material adverse effect on our business.

Our revenues from the sale of services to VISA and MasterCard organizations are dependent upon our continued VISA and MasterCard certification and financial institution sponsorship, and loss or suspension of this certification or sponsorship could adversely affect our business.

      In order to provide our transaction processing services, we must be designated a certified processor by, and be a member service provider of, MasterCard and be designated as an independent sales organization of VISA. This designation is dependent upon our being sponsored by member clearing banks of both organizations and our continuing adherence to the standards of the VISA and MasterCard associations. The member financial institutions of VISA and MasterCard, some of which are our competitors, set the standards with which we must comply. If we fail to comply with these standards, our designation as a certified processor, as a member service provider or as an independent sales organization could be suspended or terminated. The termination of our member service provider status or our status as a certified processor, or any changes in the VISA and MasterCard rules that prevent our registration or otherwise limit our ability to provide transaction processing and marketing services for the VISA or MasterCard organizations would result in the loss of business from VISA or MasterCard issuing customers, and lead to a reduction in our revenues, which would have a material adverse effect on our business.

We face chargeback liability if our merchants refuse or cannot reimburse chargebacks resolved in favor of their customers, and we face liability to our merchant customers if checks that we have warranted are dishonored by the check writer’s bank.

      If a billing dispute between a merchant and a cardholder is not ultimately resolved in favor of the merchant, the disputed transaction is “charged back” to the merchant’s bank and credited to the account of the cardholder. If we are unable to collect the chargeback amounts from our merchant customer’s account, or if the merchant refuses or is financially unable to fund these amounts due to insolvency or bankruptcy or other reasons, we must bear the credit risk for the full amount of the refund paid to the cardholder’s bank. We require cash deposits and other types of collateral from certain merchants to minimize any such risk. In addition, we utilize a number of systems and procedures to manage merchant risk and believe that the diversification of our merchant portfolio among industries and geographic regions minimizes our risk of loss. We recognize a reserve for estimated merchant credit losses based on historical experience and other relevant factors. This reserve amount is subject to the risk that actual losses may be greater than our estimates. If a check that we have warranted is dishonored by the check writer’s bank, we must reimburse our merchant customer for the check’s face value and pursue collection of the amount from the delinquent check writer. We recognize a reserve for estimated check returns, net of anticipated recoveries, based on historical experience and other relevant factors. The estimated check returns and recovery amounts are subject to the risk that the actual amounts returned may exceed our estimates and the actual amounts recovered may be less than our estimates.

Continued consolidation in the financial services and retail industries could reduce our customer base and cause our sales to fall.

      Consolidation of our customers could result in a smaller market for our products and services. After consolidation, banks and other financial institutions and retailers may realign management responsibilities and reexamine strategic and purchasing decisions with potential adverse effects on demand for our products or services. We may lose relationships with key constituencies within our customer’s organization due to budget cuts, layoffs, or other disruptions following a consolidation. In addition, consolidation may result in a change in the technological infrastructure of the combined entity. Our products and services may not integrate with this new technological infrastructure. In addition, the acquiring institution may have its own in-house system or outsource to competitors.

Our customers are subject to a regulatory environment and to industry standards that may change in a manner that reduces the number of transactions in which our customers engage and therefore reduces our revenues.

      Our customers are subject to a number of government regulations and industry standards with which our products and services must comply. For example, our products are affected by VISA and MasterCard electronic payment standards that generally are changed twice a year. In addition, action by regulatory authorities relating to credit availability, data usage, privacy, or other related regulatory developments could have an adverse effect on our customers and therefore could have a material adverse effect on our business, financial condition, and results of operations.

Demand for our products and services is sensitive to the level of consumer transactions effected by our customers, and accordingly, our revenues could be affected negatively by a general economic slowdown or any other event causing a material slowing of consumer spending.

      A significant portion of our revenue is derived from transaction processing fees. Any changes in economic factors that adversely affect consumer spending and related consumer debt, or a reduction in credit and debit card use, would reduce the volume of transactions that we process, and have an adverse effect on our business, financial condition, and results of operations.

To remain competitive and grow our revenues, we must continually update our products and services, a process which could result in increased costs and the loss of revenues and customers if the new products and services do not perform as intended or are not accepted in the marketplace.

      The credit and debit card transaction processing and check services markets in which we compete include a wide range of products and services, including electronic transaction processing, check authorization, and other customer support services. The market is characterized by technological change, new product introductions, evolving industry standards, and changing customer needs. In order to remain competitive, we are continually involved in the development of new products and services. These initiatives carry the risks associated with any new product development efforts, including cost overruns, delays in delivery, and performance problems. Our market is constantly experiencing technological changes. A delay in the delivery of new products or services could render them less desirable to our customers, or possibly even obsolete. In addition, the products and services we deliver to the electronic payments market are designed to process transactions and deliver reports and other information on those transactions at very high volumes and processing speeds. Any performance issue that arises with a new product or service could result in significant processing or reporting errors. As a result of these factors, our research and development efforts could result in increased costs that could reduce our revenues and operating profit if promised new products are not timely delivered to our customers, or a loss of revenue, or possible claims for damages if new products and services do not perform as anticipated.

To continue to grow profitably, we must expand our share of the credit and debit card transaction processing market and enter new markets, and the failure to do this would adversely affect our business.

      Our domestic card issuing business is concentrated in the independent community bank and credit union segments of the market and we have achieved a significant degree of penetration of these market segments. While we intend to continue our vigorous pursuit of expansion within these segments, our future growth and profitability will significantly depend upon our ability to penetrate other markets, including emerging markets for electronic transaction processing, such as international transaction processing and internet payment systems. As part of our strategy to achieve this expansion, we will continue to seek acquisition opportunities, investments, and alliance relationships that will facilitate our expansion. We may not be able to complete suitable acquisitions, investments, or alliances, and if we do, they may not provide us with the benefits we anticipated. Also, we may not have adequate financial and technological resources to develop products and distribution channels that will satisfy the demands of new markets.

If the security of our databases is compromised, our reputation could suffer and we could lose customers. If the security of our databases is compromised, our business could be adversely affected.

      We collect personal consumer data, such as names and addresses, social security numbers, drivers license numbers, checking and savings account numbers, and payment history records. Unauthorized access to our databases could result in the theft or publication of personal confidential information and the deletion or modification of personal records or otherwise cause interruptions in our operations. These concerns about security are increased when we transmit information over the internet. A security or privacy breach may have any one or more of the following effects, any one or more of which could have a material adverse effect on our business, financial condition, and results of operations:

•	deter customers from using our products and services;

•	harm our business and reputation;

•	expose us to liability; or

•	increase our operating expenses to correct problems caused by the breach.

If we experience system failures, the products and services we provide to our customers could be delayed or interrupted, which could harm our business and reputation and result in the loss of customers.

      Our ability to provide reliable service largely depends on the efficient and uninterrupted operations of our computer network systems and data centers. Our systems and operations could be exposed to damage or interruption from fire, natural disaster, power loss, telecommunications failure, unauthorized entry, and computer viruses. Although we have taken steps to prevent a system failure, we cannot be certain that our measures will be successful and that we will not experience system failures. Further, our property and business interruption insurance may not be adequate to compensate us for all losses or failures that may occur. Any significant interruptions could:

•	increase our operating expenses to correct problems caused by the interruption;

•	harm our business and reputation;

•	result in a loss of customers; or

•	expose us to liability.

      Any one or more of the foregoing occurrences could have a material adverse effect on our business, financial condition, and results of operations.

We may be liable for violating the intellectual property rights of third parties or have difficulties enforcing our own intellectual property rights.

      Our retail internet banking services and transaction processing services utilize significant proprietary software, technology, and other intellectual property. We rely on a combination of intellectual property laws and confidentiality agreements to protect these rights. These may not be adequate to protect all of our rights, however. In addition, our intellectual property rights could be challenged or held unenforceable in any dispute with third parties. Third parties may independently develop similar or competitive technology that does not infringe our rights, and we could not prevent its use. We do not believe that our business infringes the intellectual property rights of others.

      Nonetheless, a third party may in the future bring a lawsuit for infringement against us. In such case, we may be forced to take a license to continue using the disputed intellectual property, if one is even offered to us on reasonable terms. We may also be forced to defend ourselves in infringement litigation, which is costly, regardless of the merits of the claim. If we did not prevail in any such litigation, we could be liable for money damages or be enjoined from using certain of our technology.

      Any of the foregoing occurrences could have a material adverse effect on our business, financial condition, and results of operations.

We plan to continue expansion of our international operations, which will subject us to additional business risks and may cause our profitability to decline due to increased costs.

      We believe that the international market for our products is growing rapidly, and we expect to commit significant resources to expand our international sales and marketing activities. As we expand internationally, we will be increasingly subject to a number of risks and potential costs, including:

•	political and economic instability;

•	unexpected changes in regulatory requirements and policy, the adoption of laws detrimental to our operations such as legislation relating to the collection of personal data over the internet or the adoption of laws, regulations, or treaties governing the export of encryption related software;

•	burdens of complying with a wide variety of other laws and regulations;

•	failure to adequately manage currency exchange rate fluctuations;

•	potentially adverse tax consequences, including restrictions on the repatriation of earnings;

•	potential difficulty of enforcing agreements and collecting receivables in some foreign legal systems; and

•	general economic conditions in international markets.

      We may not be able to overcome these barriers or avoid significant expenditures in addressing these potential risks.

Foreign currency fluctuations may adversely affect us.

      Approximately 17.3% of our revenues for the year ended December 31, 2002, 35.9% of our assets at December 31, 2002, and 16.2% of our revenues for the six months ended June 30, 2003 are associated with operations outside of the U.S. The U.S. dollar balance sheets and statements of income for these businesses are subject to currency fluctuations. We are most vulnerable to fluctuations in the Brazilian real and the British pound against the U.S. dollar. The cumulative translation adjustment, largely related to our investment in Unnisa, our Brazilian card processing operation, was a $113.4 million, $67.6 million, and $84.2 million reduction of shareholders’ equity at December 31, 2002, December 31, 2001, and June 30, 2003, respectively.

Negative economic and difficult political conditions in Brazil may adversely affect our Brazilian operations.

      Economic and political conditions in Brazil are uncertain and volatile, which may adversely affect our Brazilian operations. The currency of Brazil has recently experienced substantial volatility and a major devaluation, which historically has resulted in severe inflationary pressures. In addition, significant changes in bank ownership, as large private banks acquire smaller regional banks and foreign global banks acquire Brazilian banks, may result in the loss of customers. These conditions make it challenging for us to develop our business and generate revenues in Brazil. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Seasonality, Inflation, and Economic Downturns” in our Annual Report on Form 10-K for the year ended December 31, 2002 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

Our market is highly competitive, and some of our competitors have substantially greater resources than we do.

      We expect the market for our products and services to remain highly competitive. Our failure to remain competitive may have a material adverse effect on our business, financial condition, and results of operation. We face direct competition from third party payment processors and companies that market software for the electronic payment industry. We also compete against software and transaction processing systems developed and used in-house by our potential customers. Our competitors may develop products and services that are superior to or that achieve greater market acceptance than our products and services. The sizes of competitors vary across market segments, as do the resources we have allocated to the segments we target. Therefore, certain of our competitors have significantly greater financial, technical, marketing, or other resources than we do in each of our market segments or overall. As a result, our competitors may be in a position to respond more quickly than we can to new or emerging technologies and changes in customer requirements, or may devote greater resources than we can to the development, promotion, sale, and support of their products and services. Moreover, new competitors or alliances among our competitors may emerge and rapidly decrease our market share. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater resources than we have. Accordingly, competitive pressures may have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to Holding the New Notes

Our cash flow and our ability to service our debt, including the new notes, depends upon the performance of our subsidiaries and their ability to make distributions to us.

      Substantially all of our operations are conducted by our subsidiaries and, therefore, our cash flow and our ability to service indebtedness, including our ability to pay the interest on and principal and premium of the new notes when due, are dependent upon cash dividends and distributions or other transfers from our subsidiaries. In addition, any payment of dividends, distributions, loans, or advances to us by our subsidiaries:

•	could be subject, particularly in the case of our foreign subsidiaries, to restrictions on dividends or repatriation of earnings under applicable local law and monetary transfer restrictions in the jurisdictions in which our subsidiaries operate; and

•	are contingent upon our subsidiaries’ earnings.

The new notes are our obligations and not obligations of our subsidiaries and will be effectively subordinated to the claims of our subsidiaries’ creditors.

      The new notes are our direct obligations. None of our subsidiaries are guarantors of the new notes. Our cash flow and our ability to service our debt, including the new notes, depend upon the earnings of our subsidiaries. As of June 30, 2003, our subsidiaries had approximately $233.3 million of total liabilities (including trade payables but excluding intercompany amounts) as to which the new notes will be effectively subordinated. The total liabilities of our subsidiaries as of June 30, 2003, as set forth in the preceding sentence, do not include the obligations of our domestic subsidiaries under their guarantees of our $300 million amended and restated revolving credit facility or a guarantee of approximately $8.3 million under our synthetic lease arrangement with respect to our facilities in Madison, Wisconsin, which guarantees were outstanding on June 30, 2003, but were released effective as of the closing date of the sale of the old notes. See “Description of Certain Indebtedness — Credit Facilities — Revolving Credit Facility” and “— Synthetic Lease Arrangements.”

      The indenture does not restrict the amount of indebtedness (including obligations under guarantees) that our subsidiaries may incur, as to which the new notes will be effectively subordinated. Our new $200 million revolving credit facility permits direct loans to our wholly-owned consolidated subsidiaries which are required to be guaranteed by us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the new notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans, or other payments. Payments to us by our subsidiaries will also be contingent upon their earnings and business considerations. In addition, any payment of dividends, distributions, loans, or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and therefore the right of the holders of the new notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. This means that the holders of that debt would have a claim prior to that of the noteholders with respect to the assets of that subsidiary. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to the subsidiaries’ indebtedness held by us.

The terms of our other indebtedness require us to abide by a variety of covenants, which if breached, could cause the acceleration of other indebtedness and trigger an event of default under the indenture.

      Our $200 million revolving credit facility requires us to maintain specified financial ratios and tests, among other obligations, including a maximum leverage ratio. In addition, our $200 million revolving credit facility, our $100 million credit facility, and our synthetic lease arrangements with respect to our facilities in St. Petersburg, Florida and Madison, Wisconsin, have affirmative and negative covenants customary for financings of those types. A default under any one of the instruments governing the foregoing indebtedness that results in an acceleration of our obligation to repay the underlying indebtedness is likely to constitute an event of default under each of the other instruments governing the foregoing indebtedness, which could result in an acceleration of some or all of our other indebtedness. Acceleration of our other indebtedness, if material in amount, could constitute an event of default under the indenture governing the new notes. For additional information see “Description of the New Notes — Events of Default and Remedies.”

      If some or all of our indebtedness is accelerated, we may not be able to repay such indebtedness or borrow sufficient funds to refinance it. Even if we are able to obtain new financing, it may not be on commercially reasonable terms, or terms that are acceptable to us. If our expectations of future operating results are not achieved, or if some or all of our indebtedness is in default for any reason, our business, financial condition, and results of operations could be materially and adversely affected. In addition, complying with these covenants may also cause us to take actions that are not favorable to holders of the new notes and may make it more difficult for us to successfully execute our business strategy and compete against companies who are not subject to these types of restrictions.

      Under our new $200 million revolving credit agreement, the indenture under which the new notes are to be issued may not be amended without the prior written consent of a majority in interest of the lenders under the $200 million facility.

The indenture does not restrict us or our subsidiaries from incurring additional indebtedness, or entering into certain transactions, such as refinancings, recapitalizations, or other highly leveraged transactions, that could result in higher levels of debt that may affect our creditworthiness.

      The indenture does not restrict our ability to incur indebtedness or require us to maintain financial ratios or specified levels of net worth or liquidity, nor are we restricted from entering into refinancings, recapitalizations, or other highly leveraged transactions that could involve substantial amounts of additional indebtedness. If we incur substantial additional indebtedness in the future, these higher levels of indebtedness may affect our creditworthiness.

We are not required to repurchase or redeem the new notes upon a change of control of us or other events involving us that may affect our creditworthiness.

      The indenture does not require us to repurchase or redeem or otherwise modify the terms of the new notes upon a change in control of us or other events involving us that may affect our creditworthiness. These events include:

•	a consolidation, merger, sale of assets, or other similar transaction; or

•	a change in control of us.

      In addition, the covenants applicable to the new notes do not prevent transactions like those described above from taking place. See “Description of the New Notes — Certain Covenants — Merger, Consolidation, or Sale of Assets.”

Risks Related to Accounting

You may have no effective remedy against Arthur Andersen LLP in connection with a material misstatement in some of our audited financial statements incorporated by reference in this prospectus.

      Our consolidated financial statements appearing in our Annual Report on Form 10-K as of and for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Our consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

      Although our board of directors dismissed Arthur Andersen LLP as our independent public accountants on April 4, 2002 and engaged Ernst & Young LLP to serve as our independent public accountants, our consolidated financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 that are incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002 were audited by Arthur Andersen.

      Arthur Andersen was convicted on federal obstruction of justice charges on June 15, 2002, ceased practicing before the SEC on August 31, 2002, and was sentenced to five years probation on October 16, 2002. Arthur Anderson did not participate in the preparation of this prospectus or the related registration statement, and has not consented to the incorporation by reference of its audit report in this prospectus. In addition, because Arthur Anderson has ceased to practice before the SEC, it is not able to provide the updated consent that we would normally be required to file with the SEC. See “Experts.” As a result, your claims against Arthur Andersen under the Securities Act based on these financial statements may be limited. Moreover, even if claims against Arthur Andersen are permitted, Arthur Andersen may not have the financial resources to satisfy any judgment.

      Arthur Anderson’s failure to deliver a currently dated written consent will limit your ability to sue Arthur Anderson under Section 11 of the Securities Act for any material misstatements or omissions in this prospectus or the related registration statement, including any material misstatements or omissions in the 2000 and 2001 financial statements covered by their reports.

FORWARD-LOOKING STATEMENTS

      Some of the information included in this prospectus and other materials filed or to be filed by us with the SEC, including the documents incorporated by reference in this prospectus (as well as information included in press releases and other materials released to the public and oral statements or other written statements made or to be made by us or our representatives), contains or may contain forward-looking statements. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “project,” “continue,” “predict,” or other words or expressions of similar meaning. The forward-looking statements include statements that reflect our management’s beliefs, plans, objectives, goals, expectations, anticipations, and intentions with respect to our financial condition, results of operations, future performance, and business, including statements relating to our business strategy and our current and future development plans. We have based these forward-looking statements on our management’s current expectations about future events or results. Actual events or results may differ materially.

      Although we believe that at the time made, the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this prospectus, our reports on Forms 10-K, 10-Q, and 8-K and proxy statements (including the documents incorporated by reference in this prospectus), and any other public statements that are made by us may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this prospectus, including the documents incorporated by reference in this prospectus, certain of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

      The potential risks and uncertainties that could, individually or in the aggregate, cause our actual financial condition, results of operations, and future performance to differ materially from those expressed or implied in this prospectus (including the documents incorporated by reference in this prospectus) include, among other risks and uncertainties, the matters discussed under the “Risk Factors” section of this prospectus and the following:

•	our ability to maintain or improve our competitive positions against current and potential competitors;

•	the level of economic growth, which tends to impact consumer spending by credit cards, debit cards, or checks;

•	a reversal of the trend of increasing demand for card processing outsourcing services in international markets;

•	a reversal in the trend of increasing point-of-sale check fraud, or other factors affecting the demand for our products and services;

•	loss of key customer contracts or strategic relationships;

•	security failures with regard to our databases or failures in our key operating systems, which may impact our reputation and the ongoing demand for our products and services;

•	changes in or increased regulation applicable to our businesses or those of our customers pertaining to credit availability, data usage, debt usage, debt collection, or other areas;

•	changes in industry standards (including the requirements of VISA and MasterCard) for our or our customers’ businesses; and

•	other risks associated with investments and operations in foreign countries that may increase our costs or reduce our revenues, including exchange rate fluctuations and local political, social, and economic factors.

      We urge you to review carefully this prospectus, particularly the “Risk Factors” section, for a more complete discussion of the risks of an investment in the new notes.

      We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. However, your attention is directed to any further disclosures made on the above and related subjects in our reports (including reports filed after the date hereof) filed with the SEC on Forms 10-K, 10-Q, and 8-K, and our proxy statement. See “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy and information statements, and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet site (http://www.sec.gov) that contains the reports, proxy and information statements, and other information that we file electronically with the SEC. Our SEC filings are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

      We “incorporate by reference” in this prospectus specified documents that we file with the SEC, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any documents that we file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act after the date of this prospectus and before termination of the exchange offer:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, and Amendment No. 1 to Annual Report on Form 10-K/A filed with the SEC on February 26, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 2003;

•	Current Reports on Form 8-K filed with the SEC on August 6, 2003, August 13, 2003, September 3, 2003, September 4, 2003 and September 10, 2003; and

•	Proxy Statement for our annual meeting of stockholders filed with the SEC on March 28, 2003.

      Any statement contained in the documents incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes the statement. Information that we later file with the SEC before the termination of the exchange offer will automatically modify and supersede the information previously incorporated by reference in this prospectus and the information set forth in this prospectus. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      You can obtain any of the filings incorporated by reference in this prospectus through us or from the SEC through the SEC’s internet site (http://www.sec.gov) or at the address listed above. Documents incorporated by reference are available from us without charge, excluding any exhibits to those filings that are not specifically incorporated by reference in those filings. You can request a copy of any document incorporated by reference in this prospectus by writing or telephoning us at the following address or telephone number: 11720 Amber Park Drive, Suite 600, Alpharetta, Georgia 30004, Attention: Investor Relations, telephone (678) 867-8004.

      If you would like to request documents, please do so no later than                    ,                     , in order to receive other documents before the exchange offer expires on                     ,                     .

USE OF PROCEEDS

      The exchange offer is intended to satisfy our obligations under the registration rights agreement we executed when we issued the old notes. We will not receive any cash proceeds from the exchange offer. In exchange for old notes that you tender pursuant to the exchange offer, you will receive new notes in like principal amount. The old notes that are surrendered in exchange for the new notes will be retired and canceled by us upon receipt and cannot be reissued. Accordingly, the issuance of the new notes under the exchange offer will not result in any change in the amount of our outstanding debt.

      The net proceeds from the sale of the old notes on September 10, 2003 were approximately $197,382,000. We used approximately $190 million of these net proceeds to pay off all amounts outstanding under our $300 million amended and restated revolving credit facility and the remainder for general corporate purposes. Our $300 million amended and restated revolving credit facility provided for variable interest. On a weighted average basis, the interest rate for our borrowings under the $300 million revolving credit facility was approximately 2.69% per year at June 30, 2003. Our new $200 million revolving credit facility, which expires in September 2006, provides for variable interest on the same basis as the $300 million revolving credit facility that it replaced. See “Description of Certain Indebtedness — Credit Facilities — Revolving Credit Facility.”

RATIO OF EARNINGS TO FIXED CHARGES

      The following table sets forth:

•	our actual consolidated ratio of earnings to fixed charges for the six months ended June 30, 2003 and 2002, and the fiscal years ended December 31, 2002, 2001, 2000, 1999, and 1998; and

•	our pro forma consolidated ratio of earnings to fixed charges for the six months ended June 30, 2003, and the fiscal year ended December 31, 2002, which reflects the issuance of the old notes and the application of the proceeds therefrom (without giving effect to total offering and initial purchasers’ discounts of $1,818,000 and other estimated expenses of the offering or the amortization thereof) to pay off the indebtedness outstanding during such periods under our $300 million amended and restated revolving credit agreement. Our $300 million facility was replaced by a new $200 million revolving credit facility effective as of the closing date of the sale of the old notes, and we used a portion of the net proceeds from the sale of the old notes to pay off all amounts outstanding under our $300 million facility on the closing date of the sale of the old notes, as described in “Use of Proceeds.”

For the Six Months Ended
	June 30,			For the Year Ended December 31,

		Pro			Pro
	Actual	Forma	Actual	Actual	Forma

	2003	2003	2002	2002	2002	2001	2000	1999	1998

Ratio of Earnings to Fixed Charges	10.73x	7.89x	11.27x	13.49x	9.88x	12.67x	22.16x	21.71x	20.79x

      For purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of our income before income taxes, including minority interests, and fixed charges. “Fixed charges” consist of interest on indebtedness, amortization of deferred financing costs, and an estimated amount of rental expense that is deemed to be representative of the interest factor.

CAPITALIZATION

      The following table sets forth:

•	our actual consolidated capitalization as of June 30, 2003; and

•	our consolidated capitalization as of June 30, 2003, as adjusted to reflect the sale of the old notes and the application of the proceeds therefrom (without giving effect to underwriting discounts and estimated expenses of the offering) to pay down the indebtedness outstanding at June 30, 2003 under our $300 million amended and restated revolving credit agreement. Our $300 million facility has since been replaced by our new $200 million revolving credit facility, and we used a portion of the net proceeds from the sale of the old notes to pay down all amounts outstanding under our $300 million facility on the closing date of the sale of the old notes, as described in “Use of Proceeds.”

      You should read this information together with “Use of Proceeds” and the consolidated financial statements and related notes incorporated by reference in this prospectus. The numbers shown below are in thousands except par values and numbers of shares.

	As of June 30, 2003

	Actual	As adjusted

Cash and cash equivalents	$39,819	$54,819

Long-term debt:
Borrowings under revolving credit facilities	185,000	—
Notes, 4.75% due 2008.	—	200,000

Total long-term debt	185,000	200,000

Shareholders’ equity:
Preferred Stock, $0.01 par value; 100,000,000 shares authorized; none issued and outstanding	—	—
Common Stock, $0.01 par value; 300,000,000 shares authorized; 69,506,601 issued and 66,167,548 outstanding	695	695
Paid-in capital	248,362	248,362
Retained earnings	175,712	175,712
Deferred compensation	(12,690)	(12,690)
Accumulated other comprehensive loss	(85,884)	(85,884)
Treasury stock, at cost, 3,339,053 shares	(72,530)	(72,530)

Total shareholders’ equity	253,665	253,665

Total liabilities and shareholders’ equity	$769,069	$784,069

DESCRIPTION OF CERTAIN INDEBTEDNESS

      The following description of some important terms of some of our indebtedness does not purport to be complete and does not contain all the information that is important to you. For a more complete understanding of our indebtedness, we encourage you to obtain and read the agreements and documents governing our credit facilities and the synthetic leases, all of which we will provide to you upon your request to our Vice President of Investor Relations. See “Where You Can Find More Information.”

Credit Facilities

Revolving Credit Facility

      On July 6, 2001, we entered into an amended and restated revolving credit agreement with SunTrust Bank and certain other lenders. The credit agreement initially provided for an aggregate of $400 million in borrowings, consisting of a $100 million 364-day facility and a three-year $300 million facility. In June 2003, we signed an extension of the $300 million multi-year facility, extending that facility through June 2005. We did not renew the $100 million 364-day facility upon its expiration in 2002. As of September 3, 2003, we entered into an agreement with SunTrust Bank and certain other lenders, which replaced our $300 million credit facility with a new $200 million revolving credit facility effective as of the closing date of the sale of the old notes. Our new facility, which provides us with the option to select an interest rate for borrowings under the facility tied to the prime rate, LIBOR plus 100 basis points or the federal funds rate plus 50 basis points, has substantially the same terms as the $300 million facility it replaced, except that our domestic subsidiaries are not required to guarantee our borrowings under the new facility. The new facility contains various covenants and restrictions, including, among other things, limitations on the ability to incur subsidiary indebtedness, to grant liens, to undertake certain mergers, to liquidate, to make certain investments and acquisitions, to pay dividends and redeem shares, to dispose of assets, and to enter into agreements that restrict us or our subsidiaries from granting liens, or restrict our subsidiaries from paying dividends or making distributions with respect to their shares, repaying loans or advances from us, guaranteeing our indebtedness, or transferring assets to us. The terms of the new facility also require us to maintain certain leverage and fixed charge coverage ratios. Our borrowings under this facility are unsecured and will rank on parity in right of payment with the new notes and all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The amount outstanding under the $300 million facility was $185.0 million as of June 30, 2003 and $188.6 million as of August 29, 2003.

$100,000,000 Credit Agreement

      On June 29, 2001, we entered into a credit agreement with Wachovia Bank, National Association, formerly known as First Union National Bank, which initially provided us with a $130 million 364-day facility that we use for purposes of financing our customers’ shortfalls in the daily funding requirements associated with our credit and debit card settlement operations. We have renewed this facility each year, and unless it is renewed again for an additional 364-day term, it will expire in June 2004. We renewed this facility in June 2003, in the amount of $100 million. The credit agreement provides us with the option to select an interest rate for borrowings under this facility tied to the prime rate, LIBOR plus 100 basis points, or the federal funds rate plus 125 basis points. The credit agreement contains various covenants and restrictions, including, among other things, limitations on the ability to incur subsidiary indebtedness, to grant liens, to undertake certain mergers, to liquidate, to make certain investments and acquisitions, to pay dividends and redeem shares, and to dispose of certain assets. The terms of the credit agreement also require us to maintain certain leverage and fixed charge coverage ratios. Our borrowings under this facility, which have not been guaranteed by any of our subsidiaries, are unsecured and will rank on parity in right of payment with all of our other unsecured and unsubordinated indebtedness from time to time outstanding. The amount outstanding under this facility was $68.1 million as of June 30, 2003. No amounts thereunder were outstanding as of July 31, 2003. Amounts borrowed on this facility are generally repaid within one to two days. The outstanding amounts on this facility are included in settlement payables in the consolidated balance sheets.

Synthetic Lease Arrangements

St. Petersburg, Florida

      In 1999, we entered into a synthetic lease arrangement with respect to our facilities in St. Petersburg, Florida, which expires in 2009. The aggregate value of our building and land at that site when we entered this arrangement was $23.2 million. Subject to the satisfaction of certain conditions, we have the option to acquire this leased property at its original cost, or to direct the sale of this facility to a third party. We have provided a guarantee to the lessor that the proceeds from a sale of the facility to a third party will equal or exceed a certain percentage of the original fair market value of the leased property. Our maximum exposure under this guarantee is approximately $18.1 million.

      Effective July 1, 2003, we began consolidating this lease arrangement into our consolidated financial statements in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51.” See our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 for further information.

Madison, Wisconsin

      In 2003, we amended our synthetic lease arrangement with respect to our facilities in Madison, Wisconsin, which expires in 2009. The aggregate value of our building and land at that site when we entered this arrangement was $10.4 million. Subject to the satisfaction of certain conditions, we have the option to acquire this leased property at its original cost, or to direct the sale of this facility to a third party. We had previously provided a guarantee to the lessor that the proceeds from a sale of the facility to a third party would equal or exceed a certain percentage of the original fair market value of the leased property. Our maximum exposure under this guarantee was approximately $8.3 million.

Company and Subsidiary Liabilities

      As of June 30, 2003, our total liabilities (including indebtedness under our $300 million amended and restated revolving credit facility and our residual value guarantees under our synthetic lease arrangements, but excluding the liabilities of our subsidiaries and all intercompany amounts) were approximately $308.5 million. See “— Credit Facilities — Revolving Credit Facility” and “— Synthetic Lease Arrangements.”

      As of June 30, 2003, our subsidiaries had approximately $233.3 million of total liabilities (including trade payables but excluding intercompany amounts), as to which the new notes will be effectively subordinated.

      As of June 30, 2003, our total liabilities as set forth above included outstanding indebtedness of $185.0 million under our $300 million amended and restated revolving credit agreement. The total liabilities of our subsidiaries as of June 30, 2003, as set forth above, do not include the obligations of our domestic subsidiaries under their guarantees of the $300 million facility or a guarantee of approximately $8.3 million under our synthetic lease arrangement with respect to our facilities in Madison, Wisconsin, which guarantees were outstanding on June 30, 2003, but were released effective as of the closing date of the sale of the old notes. See “— Credit Facilities — Revolving Credit Facility” and “— Synthetic Lease Arrangements.”

      The indenture does not restrict the amount of unsecured indebtedness that we may incur, with which the new notes will rank equally, or the amount of indebtedness (including obligations under guarantees) that our subsidiaries may incur, as to which the new notes will be effectively subordinated. Our new $200 million revolving credit facility permits direct loans to our wholly-owned consolidated subsidiaries which are required to be guaranteed by us.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

      We issued the old notes on September 10, 2003 in a transaction exempt from or not subject to the registration requirements of the Securities Act. Concurrently, the initial purchasers of the old notes offered and resold the old notes to investors believed to be “qualified institutional buyers” and non-U.S. persons in reliance on Rule 144A and Regulation S under the Securities Act.

      As a condition to the initial sale of the old notes, we entered into a registration rights agreement with the initial purchasers of the old notes pursuant to which we agreed to:

•	file with the SEC, on or prior to January 8, 2004, a registration statement under the Securities Act with respect to the issuance of the new notes in an exchange offer;

•	use our reasonable best efforts to cause the SEC to declare the registration statement effective under the Securities Act not later than February 9, 2004;

•	use our reasonable best efforts to cause the registration statement to remain effective until the closing of the exchange offer; and

•	use our reasonable best efforts to complete the exchange offer not later than March 8, 2004.

      We agreed to issue and exchange the new notes for all old notes validly tendered and not validly withdrawn prior to the expiration of the exchange offer. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The filing of the registration statement is intended to satisfy some of our obligations under the registration rights agreement. We are also obligated to file a shelf registration statement with the SEC under certain circumstances pursuant to the registration rights agreement. See “— Shelf Registration Statement” below. If we fail to comply with specified obligations under the registration rights agreement, we must pay liquidated damages to the holders of the notes. See “— Additional Interest” below.

      The term “holder” with respect to the exchange offer means any person in whose name old notes are registered on the trustee’s books or any other person who has obtained a properly completed bond power from the registered holder, or any person whose old notes are held of record by DTC who desires to deliver the old notes by book-entry transfer at DTC.

Terms of the Exchange Offer

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept any and all old notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date. You should read “— Expiration Date, Extensions, Termination, and Amendments” below for an explanation of how the expiration date may be extended. Upon satisfaction or waiver of all of the conditions to the exchange offer, we will issue, promptly after the expiration date, an aggregate principal amount of up to $200 million of new 4.75% notes due 2008, in exchange for a like principal amount of outstanding old notes tendered and accepted in connection with the exchange offer. The new notes issued in connection with the exchange offer will be delivered on the earliest practicable date following the expiration date. Holders may tender some or all of their old notes in connection with the exchange offer but only in $1,000 increments of principal amount. The exchange is not conditioned upon any number or aggregate principal amount of old notes being tendered.

      The form and terms of the new notes are identical in all material respects to the terms of the old notes, except that the new notes have been registered under the Securities Act and are issued free from any transfer restrictions or any covenant regarding registration. The new notes will evidence the same debt as the old notes and will be issued under the same indenture and be entitled to the same benefits under that indenture as the old notes being exchanged. As of the date of this prospectus, $200 million in aggregate principal amount of the old notes is outstanding. Old notes accepted for exchange will be retired and cancelled and not reissued.

      In connection with the issuance of the old notes, we arranged for the old notes originally purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of DTC. Except as described in “Description of the New Notes — Book-Entry System, Delivery, and Form,” we will issue the new notes in the form of global notes registered in the name of DTC or its nominee and each beneficial owner’s interest in the global notes will be transferable in book-entry form through DTC.

      Solely for reasons of administration, we have fixed the close of business on                     ,                     , as the record date for the exchange offer for purposes of determining the persons to whom this prospectus and the letter of transmittal will be mailed initially. There will be no fixed record date for determining holders of the old notes entitled to participate in the exchange offer.

      Holders of old notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the requirements of the registration rights agreement and the applicable requirements of the Securities Exchange Act and the related SEC rules and regulations.

      Old notes that are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which they were issued. However, some registration and other rights under the registration rights agreement will terminate, and holders of the old notes generally will not be entitled to any registration rights under the exchange and registration rights agreement, subject to limited exceptions. See “— Consequences of Failing to Properly Tender Old Notes in the Exchange Offer” and “— Shelf Registration Statement” below.

      Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept all old notes properly tendered and will issue the new notes promptly after the expiration date. See “— Conditions to the Exchange Offer” below.

      We will be considered to have accepted validly tendered old notes if and when we have given written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the new notes from us.

      If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus, or otherwise, we will return the old notes, without expense, to the tendering holder as promptly as possible after the expiration date.

      Holders who tender old notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on the exchange of old notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “— Fees and Expenses” below.

Expiration Date, Extensions, Termination, and Amendments

      The expiration date for the exchange offer is 5:00 p.m., New York City time, on                     ,           . We may, however, in our sole discretion, extend the period of time that the exchange offer is open, in which case the term “expiration date” for the exchange offer shall mean the latest date and time to which the exchange offer is extended.

      We expressly reserve the right, at any time, to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any old notes, by giving oral or written notice of an extension to the holders of old notes as described below. During any extension, all old notes previously tendered will remain subject to the exchange offer and may be accepted for exchange by us. Any old notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

      We expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any old notes, upon the occurrence of any of the conditions of the exchange offer specified under “— Conditions to the Exchange Offer” below. We will give oral or written notice of any extension, amendment, non-acceptance, or termination to the holders of the old notes as promptly as practicable. In the case of any extension, we will issue a notice by means of a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Interest on the New Notes

      The new notes will accrue interest on the same terms as the old notes at the rate of 4.75% per year from September 10, 2003, payable semi-annually in arrears on March 15 and September 15 of each year, commencing March 15, 2004. Old notes accepted for exchange will not receive accrued interest thereon at the time of exchange. However, each new note will bear interest from September 10, 2003.

Resale of the New Notes

      Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties, we believe that the new notes issued pursuant to the exchange offer may be offered for resale, resold, or otherwise transferred by a holder under U.S. federal securities laws without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	the holder is acquiring the new notes in the ordinary course of business for investment purposes;

•	the holder is not engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in the distribution of the new notes (within the meaning of the Securities Act);

•	the holder is not a broker-dealer who purchased the old notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

•	the holder is not an “affiliate” of ours as defined in Rule 405 under the Securities Act.

      If you wish to participate in the exchange offer, you must represent to us in the letter of transmittal or through DTC’s ATOP that the conditions above have been met. However, we do not intend to request the SEC to consider, and the SEC has not considered, the exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer. Therefore, if you transfer any new note delivered to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your new notes from such requirements, you may incur liability under the Securities Act. We do not assume this liability or indemnify you against this liability, but we do not believe this liability would exist if the above conditions are met.

      If any holder is an affiliate of ours or is engaged in or intends to engage in, or has any arrangement or understanding with respect to, the distribution of the new notes to be acquired pursuant to the exchange offer, that holder:

•	may not rely on the applicable interpretations of the staff of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

      Each broker-dealer that receives new notes for its own account in exchange for old notes, where the old notes were acquired by the broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

      Except as described above, this prospectus may not be used for an offer to resell, a resale, or other transfer of new notes.

      The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of old notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Conditions to the Exchange Offer

      Our obligation to consummate the exchange offer is not subject to any conditions, other than that the exchange offer does not violate any applicable law or SEC staff interpretation. Accordingly, we will not be required to accept for exchange or to issue new notes in exchange for any old notes, and may terminate or amend the exchange offer if, at the expiration date:

•	any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer; or

•	any law, statute, rule, or regulation, order, or SEC staff interpretation is proposed, adopted, enacted, entered, or issued that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

      The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion, in whole or in part, at any time and from time to time. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of these rights, and these rights shall be considered ongoing rights that may be asserted at any time and from time to time. Our determination of the satisfaction or waiver of these conditions will be made on or before the expiration date. We will not accept any of the old notes for exchange unless all of the conditions listed above have been satisfied or waived prior to the expiration date.

      If we determine in our reasonable discretion that any of the conditions are not satisfied at the expiration date we may:

•	refuse to accept any old notes and return all tendered old notes to the tendering holders;

•	extend the exchange offer and retain all old notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw these old notes (See “— Withdrawal of Tenders” below); or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered old notes which have not been withdrawn.

      If we waive or amend the foregoing conditions, we will, if required by applicable law, extend the exchange offer for a minimum of five business days from the date on which we first give notice, by public announcement or otherwise, of such waiver or amendment, if the exchange offer would otherwise expire within that five business-day period. Our determination concerning the events described above will be final and binding upon all parties.

Procedures for Tendering

      Unless the tender is made in book-entry form, to tender old notes in the exchange offer a holder must:

•	complete, sign, and date the appropriate letter of transmittal, or a facsimile of it;

•	have the signatures guaranteed if required by the relevant letter of transmittal; and

•	mail or otherwise deliver the letter of transmittal or the facsimile, the old notes, and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

      Any institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the old notes through DTC’s ATOP, which enables a custodial entity, and the beneficial owner on whose behalf the custodial entity is acting, to electronically agree to be bound by the letter of transmittal. A letter of transmittal need not accompany tenders offered through ATOP.

      The tender by a holder of old notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

      The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or old notes should be sent to us. Holders may request their brokers, dealers, commercial banks, trust companies, or nominees to effect the tenders for them.

      Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender its old notes should contact the registered holder promptly and instruct the registered holder to tender the old notes on behalf of the beneficial owner. If the beneficial owner wishes to tender the old notes on its own behalf, the owner must, prior to completing and executing the appropriate letter of transmittal and delivery of its old notes, either make appropriate arrangements to register ownership of the old notes in its name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable period of time.

      Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an “eligible guarantor institution” as defined in Rule 17Ad-15 under the Securities Exchange Act unless the old notes are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

      If the letter of transmittal is signed by a person other than the registered holder of the old notes, the old notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

      If the letter of transmittal or any old notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, these persons should so indicate when signing and, unless the requirement is waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

      We will determine all questions as to the validity, form, eligibility (including time of receipt), and acceptance and withdrawal of tendered old notes in our sole discretion. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities, or conditions of tender as to any particular old notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within a time period determined by us.

      Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of old notes, none of we, the exchange agent, or any other person has any duty to give this notice or will incur any liability for failure to give this notice. Tenders of old notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In addition, we reserve the right, as set forth above under the caption “— Conditions to the Exchange Offer,” to terminate the exchange offer with respect to the old notes.

      By tendering old notes, each holder represents to us, among other things, that:

•	the new notes acquired in the exchange offer are being obtained in the ordinary course of business for investment purposes of the person receiving the new notes;

•	neither the holder, nor any person designated by the holder to receive new notes in the exchange offer is engaged in, intends to engage in, and has any arrangement or understanding with any person to participate in the distribution of the new notes (within the meaning of the Securities Act); and

•	neither the holder nor any person designated by the holder to receive new notes in the exchange offer is an “affiliate” of ours as defined in Rule 405 under the Securities Act.

      If the holder is a broker-dealer that will receive new notes for its own account in exchange for old notes, it will acknowledge that it acquired the old notes as the result of market-making activities or other trading activities and it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures

      A holder who wishes to tender its old notes and:

•	whose old notes are not immediately available;

•	who cannot deliver the holder’s old notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date; or

•	who cannot complete the procedures for book-entry transfer before the expiration date,

      may effect a tender if:

•	the tender is made through an eligible guarantor institution;

•	before the expiration date, the exchange agent receives from the eligible guarantor institution:

•	a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail, or hand delivery,

•	the name and address of the holder, and

•	the certificate number(s) of the old notes and the principal amount of old notes tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, the appropriate letter of transmittal and the certificates representing the old notes (or a confirmation of book-entry transfer), and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent; and

•	the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, properly completed and executed letter of transmittal or facsimile, as well as the certificate(s) representing all tendered old notes in proper form for transfer or a confirmation of book-entry transfer, and all other documents required by the letter of transmittal.

Withdrawal of Tenders

      Except as otherwise provided in this prospectus, tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

      To withdraw a tender of old notes, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person who deposited the old notes to be withdrawn;

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of the old notes;

•	be signed by the depositor in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of the old notes into the name of the person withdrawing the tender; and

•	specify the name in which any old notes are to be registered, if different from that of the depositor.

      We will determine all questions as to the validity, form, and eligibility (including time of receipt) of withdrawal notices. Any old notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no new notes will be issued in exchange for these old notes unless the old notes withdrawn are validly re-tendered. Any old notes that have been tendered but are not accepted for exchange or are withdrawn will be returned to the holder without cost to such holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be re-tendered by following one of the procedures described above under the caption “— Procedures for Tendering” at any time prior to the expiration date.

Exchange Agent

      SunTrust Bank is the exchange agent for the exchange offer. You should direct any questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal, and requests for notice of guaranteed delivery to the exchange agent, addressed as follows:

By Registered or Certified Mail or

Hand or Overnight Delivery:

SunTrust Bank

25 Park Place, 24th Floor
Atlanta, Georgia 30303
Attention: Corporate Trust Department, Kelly Mathis

To Confirm by Telephone: (404) 588-7063

Facsimile Transmissions (eligible institutions only): (404) 588-7335

      SunTrust Bank also serves as trustee under the indenture.

Fees and Expenses

      We will not make any payment to brokers, dealers, or others soliciting acceptances of the exchange offer. We will pay some other expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent as well as accounting and legal fees.

      Holders who tender their old notes for exchange will not be obligated to pay transfer taxes. If, however:

•	new notes are to be delivered to, or issued in the name of, any person other than the registered holder of the old notes tendered;

•	tendered old notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of old notes in connection with the exchange offer,

then the amount of any transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of these taxes or exemption from them is not submitted with the letter of transmittal, the amount of these transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

      The new notes will be recorded at the same carrying value as the old notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer will be amortized by us over the term of the new notes.

Consequences of Failing to Properly Tender Old Notes in the Exchange Offer

      Issuance of the new notes in exchange for the old notes under the exchange offer will be made only after timely receipt by the exchange agent of the old notes, a properly completed and duly executed letter of transmittal, and all other required documents. Therefore, holders desiring to tender old notes in exchange for new notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities to tenders of old notes. Old notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer under the Securities Act, and, upon completion of the exchange offer, certain registration rights under the registration rights agreement will terminate.

      In the event the exchange offer is completed, we generally will not be required to register the remaining old notes, subject to limited exceptions. See “— Shelf Registration Statement” below. Remaining old notes will continue to be subject to the following restrictions on transfer:

•	the remaining old notes may be resold only if registered pursuant to the Securities Act, if an exemption from registration is available, or if neither registration nor an exemption is required by law, and

•	the remaining old notes will bear a legend restricting transfer in the absence of registration or an exemption.

      We do not currently anticipate that we will register the remaining old notes under the Securities Act. To the extent that old notes are tendered and accepted in connection with the exchange offer, any trading market for remaining old notes could be adversely affected.

Shelf Registration Statement

      The registration rights agreement requires us to take additional action in the following circumstances:

•	if the exchange offer is not consummated by March 8, 2004; or

•	if, within 20 days after consummation of the exchange offer, any holder of old notes, other than certain broker-dealers, requests that we register its old notes, and such holder:

•	was prohibited by applicable law or by the staff of the SEC from participating in the exchange offer;

•	may not resell the new notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for resales by such holder; or

•	is a broker-dealer holding Registrable Notes, as defined below, acquired directly from us or one of our affiliates.

      In each of these circumstances, we would be required to:

•	file a shelf registration statement with the SEC on or prior to 30 days after the earlier to occur of:

•	the day on which we receive notice from a holder entitled to request registration in accordance with the foregoing paragraph; and

•	March 8, 2004;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective by the SEC no later than the 90th day after the date on which we are required to file such shelf registration; and

•	use our reasonable best efforts to keep the shelf registration statement continuously effective for a period of two years after the latest date on which any notes are originally issued or (one year, if it is filed at the request of a holder of notes), if earlier, until all the Registrable Notes covered by the shelf registration statement are sold thereunder, become eligible for resale pursuant to Rule 144 under the Securities Act, or cease to be Registrable Notes.

      Notwithstanding the foregoing, we may, by notice to holders of Registrable Notes, suspend the availability of a shelf registration statement and the use of the related prospectus, if:

•	such action is required by applicable law;

•	our board of directors determines in good faith that it is in our best interests to refrain from disclosing the existence of or facts surrounding any proposed or pending material corporate transaction; or

•	the existence of any fact or the happening of any event that makes any statement of a material fact made in the shelf registration statement or the related prospectus untrue or requires the making of any changes in or additions to the registration statement or related prospectus to make the statements therein not misleading.

      The period for which we are obligated to keep a shelf registration statement continuously effective will be extended by the period of such suspension. Each holder of Registrable Notes will be required to discontinue disposition of Registrable Notes pursuant to the shelf registration statement upon receipt from us of notice of any events described in the preceding paragraph or certain other events specified in the registration rights agreement.

      A shelf registration statement will permit only certain holders to resell their old notes from time to time. In particular, these holders must:

•	provide certain information in connection with the shelf registration statement; and

•	agree in writing to be bound by all provisions of the registration rights agreement (including certain indemnification obligations).

      A holder who sells old notes pursuant to a shelf registration statement will be required to be named as a selling securityholder in the prospectus and to deliver a copy of the prospectus to purchasers. If we are required to file a shelf registration statement, we will provide to each holder of the notes copies of the prospectus that is a part of the shelf registration statement and notify each of these holders when the shelf registration statement becomes effective. These holders will be subject to certain of the civil liability provisions under the Securities Act in connection with those sales and will be bound by the provisions of the registration rights agreement which are applicable to these holders (including certain indemnification obligations).

      “Registrable Notes” means the old notes; provided, however, that any old notes shall cease to be Registrable Notes when:

•	a shelf registration statement with respect to such old notes shall have been declared effective under the Securities Act and such old notes shall have been disposed of pursuant to the shelf registration statement;

•	such old notes shall have been sold pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act;

•	such old notes shall have ceased to be outstanding; or

•	such old notes have been exchanged for new notes which have been registered pursuant to the exchange offer registration statement upon consummation of the exchange offer, subject to certain exceptions.

Additional Interest

      If a Registration Default (as defined below) occurs, then we will be required to pay additional interest to each holder of Registrable Notes. During the first 90-day period that a Registration Default occurs and is continuing, we will pay additional interest on the Registrable Notes at a rate of 0.25% per year. If a Registration Default occurs and is continuing for a period of more than 90 days, then the amount of additional interest we are required to pay on the Registrable Notes will increase, effective from and after the 90th day in that period, by an additional 0.25% per year until all Registration Defaults have been cured. However, in no event will the rate of additional interest exceed 0.50% per year and we will not be required to pay additional interest for more than one Registration Default at a time. This additional interest will accrue only for those days that a Registration Default occurs and is continuing. All accrued additional interest will be paid to the holders of the notes in the same manner as interest payments on the notes, with payments being made on the interest payment dates for the notes. Following the cure of all Registration Defaults, no more additional interest will accrue unless a subsequent Registration Default occurs. Additional interest will not be payable on any notes other than Registrable Notes.

      A “Registration Default” will occur if:

•	we fail to file a shelf registration statement required by the registration rights agreement on or before the date specified for that filing;

•	any shelf registration statement is not declared effective by the SEC on or prior to the date specified for its effectiveness;

•	we fail to complete the exchange offer on or prior to March 8, 2004; or

•	any shelf registration statement is declared effective but thereafter ceases to be effective or usable in connection with resales of the notes during the periods specified in the registration rights agreement, except during limited periods as a result of the exercise by us of our right to suspend use of the shelf registration statement and the related prospectus as described under “— Shelf Registration Statement” above.

DESCRIPTION OF THE NEW NOTES

      You can find the definitions of certain terms used in this description under the subheading “— Certain Definitions.” In this description, the words “we” and “our” refer to Certegy Inc. only, and do not include any subsidiaries of Certegy Inc.

      The old notes were, and the new notes will be, issued under an indenture dated as of September 10, 2003 between us and SunTrust Bank, as trustee. As described under “The Exchange Offer — Purpose and Effect of the Exchange Offer,” we have agreed to file this registration statement enabling holders to exchange the old notes for the publicly registered new notes. The form and terms of the new notes will be identical in all material respects to the form and terms of the old notes, except that:

•	the new notes will bear a different CUSIP number from the old notes;

•	the new notes have been registered under the Securities Act and therefore will not bear legends restricting their transfer; and

•	holders of the new notes will not be entitled to certain rights of holders of old notes under the registration rights agreement, including provisions which provide for an increase in the interest rate of the old notes in certain circumstances relating to the timing of the exchange offer.

      The new notes will evidence the same debt as the old notes. Upon issuance of the new notes, the indenture will be subject to and governed by the Trust Indenture Act of 1939. The old notes and the new notes will constitute a single series of securities under the indenture and therefore will vote together as a single class for purposes of determining whether holders of the requisite percentage in aggregate principal amount thereof have taken actions or exercised rights they are entitled to take or exercise under the indenture.

      Because this section is a summary, it does not describe every aspect of the indenture. We urge you to read the indenture because it, and not this description, defines your rights as holders of the new notes. You may obtain a copy of the indenture by requesting one from us or the trustee. Certain capitalized terms used in this description but not defined below under “— Certain Definitions” have the meanings assigned to them in the indenture.

Principal, Maturity, and Interest

      The new notes:

•	will mature on September 15, 2008, unless redeemed prior to that date, as described under “— Optional Redemption;”

•	will be issued in the aggregate principal amount of $200 million, subject to our ability to issue additional new notes;

•	will be issued in denominations of $1,000 and integral multiples of $1,000; and

•	will be represented by one or more registered new notes in global form, but in certain circumstances may be represented by definitive new notes in registered certificated form.

      Interest on the new notes:

•	will accrue at the rate of 4.75% per year;

•	will be payable semi-annually in arrears on March 15 and September 15, commencing on March 15, 2004;

•	will be paid to the persons who are the registered holders of the new notes on the March 1 and September 1 immediately preceding the related interest payment date;

•	will accrue from the date of original issuance or, if interest has already been paid, from the date to which it was most recently paid; and

•	will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking

      The new notes will constitute our direct, unsecured, unconditional, and unsubordinated obligations and will at all times rank equally among themselves and, subject to such obligations as are mandatorily preferred by law, with all of our other present and future unsecured and unsubordinated obligations.

      We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result:

•	we will rely on distributions of earnings or other payments by our subsidiaries to make payments of principal, premium, if any, and interest on the new notes; and

•	the new notes will be structurally subordinated to all liabilities of our subsidiaries, including trade payables.

      Any right of ours to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of the holders of the new notes to participate in these assets) will be effectively subordinated to the claims of that subsidiary’s creditors (including trade creditors), except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by us.

      As of June 30, 2003, our total liabilities (including indebtedness under our $300 million amended and restated revolving credit facility and our residual value guarantees under our synthetic lease arrangements, but excluding the liabilities of our subsidiaries and all intercompany amounts) were approximately $308.5 million. See “Description of Certain Indebtedness — Credit Facilities — Revolving Credit Facility” and “— Synthetic Lease Arrangements.”

      As of June 30, 2003, our subsidiaries had approximately $233.3 million of total liabilities (including trade payables but excluding intercompany amounts), as to which the new notes will be effectively subordinated.

      As of June 30, 2003, our total liabilities as set forth above included outstanding indebtedness of $185.0 million under our $300 million amended and restated revolving credit agreement. As of September 3, 2003, we entered into an agreement with SunTrust Bank and certain other lenders, which replaced our $300 million revolving credit facility with a new $200 million revolving credit facility effective as of the closing date of the sale of the old notes. Our new $200 million facility has substantially the same terms as the $300 million facility, except that our domestic subsidiaries are not required to guarantee our borrowings under the new facility. The total liabilities of our subsidiaries as of June 30, 2003, as set forth above, do not include the obligations of our domestic subsidiaries under their guarantees of the $300 million facility or a guarantee of approximately $8.3 million under our synthetic lease arrangement with respect to our facilities in Madison, Wisconsin, which guarantees were outstanding on June 30, 2003, but were released effective as of the closing date of the sale of the old notes. See “Description of Certain Indebtedness — Credit Facilities — Revolving Credit Facility” and “— Synthetic Lease Arrangements.”

      We used a portion of the net proceeds from the sale of the old notes to pay off all amounts outstanding under our $300 million revolving credit facility on the closing date of the sale of the old notes. See “Use of Proceeds” and “Capitalization.”

      The indenture does not restrict the amount of unsecured indebtedness that we may incur, with which the new notes will rank equally, or the amount of indebtedness (including obligations under guarantees) that our subsidiaries may incur, as to which the new notes will be effectively subordinated. Our new

$200 million revolving credit facility permits direct loans to our wholly-owned consolidated subsidiaries which are required to be guaranteed by us.

Optional Redemption

      We will have the option to redeem the new notes, in whole or from time to time in part, at a price equal to the sum of 100% of the aggregate principal amount of the new notes being redeemed, the Make-Whole Amount (as defined below), if any, and unpaid interest on the new notes being redeemed accrued to the redemption date. We will, however, pay the interest installment due on any interest payment date that occurs on or before a redemption date to the holders of the new notes as of the close of business on the record date immediately preceding that interest payment date.

      We will give notice of any redemption of any new notes to holders of the new notes to be redeemed at their addresses, as shown in the register of the new notes, not more than 60 days nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the aggregate principal amount of the new notes to be redeemed and the redemption price.

      If we choose to redeem less than all of the new notes, we will notify the trustee at least 45 days before giving notice of redemption, or such shorter period as is satisfactory to the trustee, of the aggregate principal amount of new notes to be redeemed and the redemption date. The trustee will select, by lot or in such other random manner as it may deem fair and appropriate, the new notes to be redeemed in part.

      If we have given notice as provided in the indenture and made funds available for the redemption of any new notes called for redemption on the redemption date referred to in that notice, those new notes will cease to bear interest on that redemption date and the only right of the holders of those new notes will be to receive payment of the redemption price.

No Mandatory Redemption; No Sinking Fund

      No mandatory redemption obligation will be applicable to the new notes. The new notes will not be subject to, or have the benefit of, a sinking fund.

Certain Covenants

Limitation on Liens

      Under the indenture, subject to the exceptions described below, we may not, nor may we permit or cause any Subsidiary to, directly or indirectly create or assume, except in favor of us or one of our Wholly-Owned Subsidiaries, any Lien upon any Principal Facility or any stock of any Subsidiary or Indebtedness owed by any Subsidiary to us or any other Subsidiary without equally and ratably securing the new notes and any of our other Indebtedness entitled to such security. This restriction does not apply to certain permitted Liens as described in the indenture, including any:

•	purchase money or construction Lien entered into or for which commitments from unaffiliated third parties are received within 360 days after the acquisition or construction of the property securing such Lien;

•	Lien existing on acquired property at the time of acquisition;

•	Lien existing on the property, shares of stock, or Indebtedness of a corporation at the time such corporation becomes our Subsidiary;

•	conditional sales agreement or other title retention agreement with respect to any property acquired or constructed after the date of the indenture;

•	Lien extending, renewing, or refunding any of the categories of permitted Liens listed above, so long as the principal amount of Indebtedness then secured is not increased and such new Lien is limited to the same property that secured the existing Lien;

•	Lien for taxes, assessments, or governmental charges or levies not then due and delinquent, or the validity of which is being contested in good faith, and against which an adequate reserve has been established;

•	Lien created in connection with pledges or deposits to secure public or statutory obligations, or to secure performance in connection with bids or contracts;

•	materialmen’s, mechanics’, carriers’, workmen’s, repairmen’s or any other similar Lien, or Lien created in connection with deposits to obtain the release of such Liens;

•	Lien created in connection with deposits to secure surety, stay, appeal, or customs bond;

•	Lien created by, or resulting from, any litigation or legal proceeding which is currently being contested in good faith by appropriate proceedings;

•	lease, right of reverter, other possessory rights of the lessor thereunder, zoning restriction, easement, right-of-way, or other restriction on the use of real property or minor irregularities in the title thereto, and any other similar Lien, the existence of which does not, in our opinion, materially impair our use or a Subsidiary’s use of the affected property in the operation of our business, or the value of such property for the purposes of such business;

•	Lien arising in connection with any contracts for production, research, or development with or made at the request of certain governmental entities;

•	Lien in favor of certain governmental entities, senior to all other Liens, on any equipment, tools, machinery, land, or buildings constructed, installed, or purchased by us or a Subsidiary after the date of the indenture primarily for the purpose of manufacturing, producing any product, or performing any development work, directly or indirectly, for certain governmental entities, securing indebtedness incurred for the construction, installation, or purchase of such equipment, tools, machinery, land, or buildings; and

•	Lien created after the date of the indenture on any property leased to, or purchased by, us after the date of the indenture and securing, directly or indirectly, obligations issued by certain governmental entities to finance the cost of acquisition or construction of such property, provided that the interest paid on such obligations is entitled to be excluded from gross income of the recipient pursuant to Section 103(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (or any successor to such provision), as in effect at the time of the issuance of such obligations.

      We are permitted, however, and we may permit any Subsidiary, to create or assume any Lien not otherwise permitted under this covenant if the sum of the Indebtedness secured by such Liens plus the aggregate sales price (or if greater, fair market value) of property involved in the first category of permitted sale and leaseback transactions referred to under “— Limitation on Sale and Leaseback Transactions” below does not exceed 15% of Consolidated Stockholders’ Equity.

Limitation on Sale and Leaseback Transactions

      The indenture provides that neither we nor any of our Subsidiaries may sell or transfer (except to us or one or more of our Wholly-Owned Subsidiaries, or both) any Principal Facility owned on the date of the indenture with the intention of taking back a lease of such property, other than a lease for a temporary period (not exceeding 36 months), unless, after giving effect to such sale or transfer:

•	the sum of (X) the aggregate sale price (or if greater, fair market value) of all property involved in such sale transactions not otherwise permitted under the following clause, plus (Y) all Indebtedness secured by the category of permitted Liens referred to in the last paragraph under “— Limitation on Liens,” does not exceed 15% of Consolidated Stockholders’ Equity; or

•	the greater of the net proceeds of such sale or the fair market value of such Principal Facility (which may be conclusively determined by our board of directors, as reflected in a duly approved resolution) are applied within 120 days to the optional retirement of new notes or to the optional retirement of our other Funded Debt ranking on a parity with the new notes.

Merger, Consolidation, or Sale of Assets

      The indenture prohibits us from consolidating with or merging into any other person or selling, conveying, leasing, or otherwise transferring our properties substantially as an entirety to any person, unless:

•	our successor corporation is a corporation organized and existing under the laws of the United States or any State or the District of Columbia and expressly assumes by a supplemental indenture the due and punctual payment of the principal of, and premium, if any, and interest on all the new notes and the performance of every covenant of the indenture to be performed or observed by us;

•	immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing;

•	if, as a result of any such transaction, our properties or assets, or the properties or assets of one or more of our Subsidiaries, would become subject to any Lien which would not otherwise be permitted by the indenture without making effective provision whereby the new notes and any of our other Indebtedness then entitled to such security will be equally and ratably secured with any and all Indebtedness and obligations secured by such Lien, we or our successor, as the case may be, will take such steps as will be necessary effectively to secure all new notes equally and ratably with, or prior to, all Indebtedness secured by such Lien; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such transaction and such supplemental indenture comply with the indenture provisions and that we have complied with all conditions precedent in the indenture relating to such transaction.

      Upon any consolidation or merger with or into any other person or any conveyance, transfer, or lease of our properties and assets substantially as an entirety to any person, the successor person shall succeed to, and be substituted for, us under the indenture and the new notes and we shall be relieved of all obligations and covenants under the indenture and the new notes to the extent we were the predecessor person.

Certain Definitions

      “Consolidated Stockholders’ Equity” means, at any given time, the total shareholders’ equity of us and our consolidated Subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of the end of our most recently completed fiscal quarter for which financial information is then publicly available.

      “Funded Debt” means any Indebtedness for money borrowed, created, issued, incurred, assumed, or guaranteed which would, in accordance with generally accepted accounting principles, be classified as longterm debt, but in any event including all Indebtedness for money borrowed, whether secured or unsecured, maturing more than one year, or extendible at the option of the obligor to a date more than one year, after the date of determination thereof (excluding any amount thereof included in current liabilities).

      “Indebtedness” means:

•	any liability of any person for borrowed money, or evidenced by a bond, note, debenture, or similar instrument (including purchase money obligations but excluding Trade Payables), or for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles;

•	any of the foregoing liabilities of another that a person has guaranteed, that is recourse to such person, or that is otherwise its legal liability;

•	preferred or preference stock of one of our Subsidiaries held by anyone other than us or one of our Subsidiaries; and

•	any amendment, supplement, modification, deferral, renewal, extension, or refunding of any liability of the types referred to in the foregoing clauses.

For purposes of this definition, to “guarantee” (or any correlative term) means to guarantee, other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, all or any part of any Indebtedness.

      “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest, or encumbrance of any kind in respect of such asset, whether or not filed, recorded, or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in, and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

      “Make-Whole Amount” means, in connection with any optional redemption, the excess, if any, of:

•	the aggregate present value as of the date of such redemption of each dollar of principal being redeemed and the amount of interest, exclusive of interest accrued to the date of redemption, that would have been payable in respect of each such dollar if such redemption had not been made, determined by discounting, on a semiannual basis, such principal and interest at the Reinvestment Rate, determined on the third business day in The City of New York preceding the date notice of such redemption is given, from the respective dates on which such principal and interest would have been payable if such redemption had not been made, to the date of redemption, over

•	the aggregate principal amount of the new notes being redeemed.

      “Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

      “Principal Facility” means the real property, fixtures, machinery, and equipment relating to any facility owned by us or any of our Subsidiaries, except for any facility that, in the opinion of our board of directors, as reflected in a duly approved resolution, is not of material importance to the business conducted by us and our Subsidiaries, taken as a whole.

      “Reinvestment Rate” means 0.30% plus the arithmetic mean of the yields under the heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity, rounded to the nearest month, corresponding to the remaining life to maturity, as of the redemption date, of the principal of the new notes being redeemed. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used. If the format or content of the Statistical Release changes in a manner that precludes determination of the Treasury yield in the above manner, then the Treasury yield shall be determined in the manner that most closely approximates the above manner, as reasonably determined by us.

      “Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which reports yields on actively traded U.S. government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any required determination under the indenture, then such other reasonably comparable index which shall be designated by us.

      “Subsidiary” means, with respect to us:

•	any corporation of which at least a majority of the outstanding stock having ordinary voting power (without regard to the occurrence of any contingency) to elect a majority of the directors of such corporation, is at the time, directly or indirectly, owned or controlled by us or by one or more of our Subsidiaries (or any combination thereof);

•	any partnership of which we or one of our Subsidiaries is the sole general partner or the managing general partner;

•	any partnership, the only general partners of which are us or one or more of our Subsidiaries (or any combination thereof); or

•	any other business entity of which more than 50% of the total voting power of equity interests entitled, without regard to the occurrence of any contingency, to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by us or one or more of our Subsidiaries (or any combination thereof).

      “Trade Payables” means accounts payable or any other Indebtedness or monetary obligations to trade creditors created or assumed in the ordinary course of business in connection with the obtaining of materials or services.

      “Wholly-Owned Subsidiary” means a Subsidiary of which all of the outstanding voting stock (other than directors’ qualifying shares) is at the time, directly or indirectly, owned by us, or by one or more of our Wholly-Owned Subsidiaries (or any combination thereof).

Events of Default and Remedies

      An “Event of Default” with respect to the new notes will occur if:

•	we default in the payment of interest on the new notes (including additional interest) when the same becomes due and payable and such default continues for a period of 30 days;

•	we default in payment of the principal of or premium, if any, on, the new notes when the same becomes due and payable;

•	we or any of our Subsidiaries fail, for 60 days after notice from the trustee or holders of at least 25% in principal amount of the new notes including additional new notes, if any, then outstanding, to comply with any of our other covenants or agreements in the indenture or the new notes;

•	we or any of our Subsidiaries default in:

—	the payment of any scheduled principal of or interest on any of our Indebtedness or any Indebtedness of any of our Subsidiaries (other than the new notes), aggregating more than $10.0 million in principal amount, when due and payable after giving effect to any applicable grace period, or

—	the performance of any other term or provision of any of our Indebtedness or any Indebtedness of any of our Subsidiaries (other than the new notes) in excess of $10.0 million principal amount that results in such Indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such acceleration shall not have been rescinded or annulled, or such Indebtedness shall not have been discharged, within a period of 15 days after there has been given to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the new notes, a written notice specifying such default or defaults;

•	one or more judgments, decrees, or orders is entered against us or any of our Subsidiaries by a court from which no appeal may be or is taken for the payment of money, either individually or in the aggregate, in excess of $10.0 million, and such judgment, decree, or order remains unsatisfied and in effect for any period of 45 consecutive days after the amount thereof is due without a stay of execution; and

•	certain events of bankruptcy or insolvency occur with respect to us or any of our Subsidiaries.

      In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to us or any of our Subsidiaries, all outstanding new notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding new notes may declare all the new notes to be due and payable immediately by notice in writing to us specifying the respective Event of Default.

      Except in cases of an Event of Default, where the trustee has special duties, the trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the holders, unless such holders have offered and, if requested, provided to the trustee satisfactory protection from any loss, liability, or expense. We also refer to this protection as an “indemnity.” No holder may bypass the trustee to bring a lawsuit or other formal legal action, or take other steps to enforce its rights or protect its interests with respect to the indenture or the new notes unless:

•	such holder has previously given the trustee written notice that an Event of Default is continuing;

•	holders of at least 25% in principal amount of the outstanding new notes have requested in writing that the trustee pursue the remedy;

•	such holders have offered and, if requested, provided to the trustee indemnity satisfactory to the trustee against any loss, liability, or expense;

•	the trustee has not complied with such request within 60 days after the receipt of the request and the offer and, if requested, the provision of indemnity; and

•	the holders of a majority in principal amount of the outstanding new notes have not given the trustee a direction that is inconsistent with such request within such 60-day period.

      Subject to some restrictions, the holders of a majority in principal amount of the outstanding new notes are given the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The indenture provides that if an Event of Default has occurred and is continuing, the trustee will be required in the exercise of its powers to use the same degree of care and skill that a prudent man would exercise or use under the circumstances in the conduct of his own affairs. The trustee, however, may refuse to follow any direction that conflicts with law or the indenture or that the trustee determines is unduly prejudicial to the rights of any other holder or that would involve the trustee in personal liability.

      Because the indenture specifically provides that the trustee shall not be required under any provision of the indenture to expend or risk its own funds or incur any liability, the trustee will not be obligated to exercise any of its rights and powers under the indenture at the request of any holder of new notes unless such holder has offered the trustee satisfactory indemnity against any loss, liability, or expense. As a result, the trustee may refuse to act as requested, unless such holder agrees to provide indemnity satisfactory to the trustee as to its terms, coverage, duration, amount, and otherwise with respect to the costs, expenses, and liabilities the trustee may incur in compliance with such request or direction. As security for the indemnification obligations of a requesting holder, the trustee may require the holder to deposit funds into an escrow, post a bond or letter of credit, or secure a guaranty in favor of the trustee from a credit-worthy party.

      The indenture provides that if a default or an Event of Default occurs and is continuing and is known to the trustee, the trustee must mail to each holder notice of the default within 90 days after it occurs.

Except in the case of a default or an Event of Default in the payment of principal of, and premium, if any, or interest on any note, the trustee may withhold the notice if, in good faith, it determines that withholding notice is in the interests of the holders.

      The holders of a majority in aggregate principal amount of the new notes then outstanding, by notice to the trustee, may on behalf of the holders of all of the new notes waive any existing default or Event of Default and its consequences under the indenture except a continuing default or Event of Default in the payment of interest or additional interest on, or the principal of, the new notes.

      We are required to deliver to the trustee an annual statement regarding compliance with the indenture. Upon becoming aware of any default or Event of Default, we are required to deliver to the trustee a statement specifying such default or Event of Default.

No Personal Liability of Directors, Officers, Employees, Incorporators, and Shareholders

      None of our directors, officers, employees, incorporators, or shareholders, as such, shall have any liability for any of our obligations under the new notes or the indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of new notes by accepting a new note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the new notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

      We may, at our option and at any time, elect to have all of our obligations discharged with respect to the outstanding new notes (“Legal Defeasance”) except for:

•	the rights of holders of outstanding new notes to receive payments in respect of the principal of, or interest or premium and additional interest, if any, on, such new notes when such payments are due from the trust referred to below;

•	our obligations with respect to the new notes concerning issuing temporary notes, registration of new notes, mutilated, destroyed, lost, or stolen new notes, and the maintenance of an office or agency for payment and holding money for payments held in trust;

•	the rights, powers, trusts, duties, and immunities of the trustee, and our obligations in connection therewith; and

•	the Legal Defeasance provisions of the indenture.

      In addition, we may, at our option and at any time, elect to have our obligations released with respect to the covenants described under “— Certain Covenants — Limitation on Liens” and “— Certain Covenants — Limitation on Sale and Leaseback Transactions” (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a default or Event of Default with respect to the new notes. If a Covenant Defeasance occurs, certain events relating to non-compliance with either or both of the covenants referred to above (not including non-payment, bankruptcy, receivership, and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the new notes.

      In order to exercise either the Legal Defeasance or the Covenant Defeasance option:

•	we must irrevocably deposit with the trustee, in trust, for the benefit of the holders of the new notes, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and additional interest, if any, on, the outstanding new notes on the stated maturity or on the applicable redemption date, as the case may be, and we must specify whether the new notes are being defeased to maturity or to a particular redemption date;

•	in the case of Legal Defeasance, we shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) we have received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding new notes will not recognize income, gain, or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Legal Defeasance had not occurred;

•	in the case of Covenant Defeasance, we shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding new notes will not recognize income, gain, or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner, and at the same times as would have been the case if such Covenant Defeasance had not occurred;

•	no default or Event of Default shall have occurred and be continuing either: (a) on the date of such deposit or (b) insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

•	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of or constitute a default under any material agreement or instrument (other than the indenture) to which we or any of our Subsidiaries is a party or by which we or any of our Subsidiaries is bound;

•	we must have delivered to the trustee an opinion of counsel to the effect that, assuming no intervening bankruptcy with respect to us between the date of deposit and the 91st day following the deposit and assuming that no holder is an “insider” of ours under applicable bankruptcy law, after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

•	we must deliver to the trustee an officers’ certificate stating that the deposit was not made by us with the intent of preferring the holders of new notes over our other creditors with the intent of defeating, hindering, delaying, or defrauding our creditors or the creditors of others; and

•	we must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that we have complied with all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance.

Amendment, Supplement, and Waiver

      Except as provided in the next three succeeding paragraphs, the indenture and the new notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the new notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, new notes), and any existing default or compliance with any provision of the indenture or the new notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding new notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, new notes).

      Without the consent of each holder affected, an amendment or waiver may not (with respect to any new notes held by a non-consenting holder):

•	reduce the aggregate principal amount of outstanding new notes the consent of whose holders is necessary to an amendment, supplement or waiver;

•	reduce the principal of or change the fixed maturity of any new note or alter the provisions, or waive any payment, with respect to the redemption of the new notes;

•	reduce the rate of or change the time for payment of interest on any new note;

•	waive a default or Event of Default in the payment of principal of, or interest or premium, or additional interest, if any, on, the new notes (except a rescission of acceleration of the new notes by the holders of at least a majority in aggregate principal amount of the new notes and a waiver of the payment default that resulted from such acceleration);

•	make any new note payable in money other than U.S. dollars;

•	make any change in the provisions of the indenture relating to waivers of past defaults or the rights of holders of new notes to receive payments of principal of, or interest or premium, or additional interest, if any, on, the new notes; or

•	make any change in the preceding amendment and waiver provisions.

      Notwithstanding the preceding, without the consent of any holder of new notes, we and the trustee may amend or supplement the indenture or the new notes:

•	to cure any ambiguity, defect, or inconsistency;

•	to provide for uncertificated notes in addition to or in place of certificated notes;

•	to provide for the assumption of our obligations to holders of new notes in the case of a merger or consolidation or sale of all or substantially all of our assets;

•	to make any change that would provide any additional rights or benefits to the holders of new notes or that does not adversely affect the legal rights under the indenture of any such holder;

•	to comply with requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

•	to provide for the issuance of additional new notes in accordance with the limitations set forth in the indenture; or

•	to allow a Subsidiary to guarantee the new notes.

      Under our new $200 million revolving credit agreement, the indenture under which the new notes are to be issued may not be amended without the prior written consent of a majority in interest of the lenders under the $200 million facility.

Methods of Receiving Payments on the New Notes

      If a holder of the new notes has given us wire transfer instructions, we will pay all principal, interest, and premium, if any, on that holder’s new notes in accordance with those instructions. All other payments on new notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless we elect to make interest payments by check mailed to the holders at their addresses set forth in the register of new notes.

Paying Agent and Registrar for the New Notes

      The trustee will initially act as paying agent and registrar. We may change the paying agent or registrar without prior notice to the holders of the new notes, and we or any of our Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

      The new notes may be transferred or exchanged in accordance with the indenture. The registrar and the trustee may require a holder of the new notes, among other things, to furnish appropriate endorsements and transfer documents and we may require a holder to pay any taxes and fees required by law or permitted by the indenture. We are not required to transfer or exchange any new note selected for redemption. Also, we are not required to transfer or exchange any new note for a period of 15 days before a selection of new notes to be redeemed.

Concerning the Trustee

      SunTrust Bank is the trustee under the indenture, the exchange agent in the exchange offer, and has been appointed as registrar and paying agent with regard to the new notes. We maintain banking and other business relationships in the ordinary course of business with SunTrust Bank and its affiliates. Affiliates of the trustee serve as trustee under various of our debt instruments and as administrative agent and a lender under our revolving credit facilities, and provide investment management services for us and our subsidiaries.

      If the trustee becomes a creditor of ours, the indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, it must eliminate such conflict within 90 days or apply to the SEC for permission to continue or resign.

Book-Entry System, Delivery and Form

      New notes will be in book-entry form and represented by one or more permanent global notes in fully registered form without interest coupons (“Global Notes”) in denominations of $1,000 and integral multiples of $1,000. Global Notes will be deposited upon issuance with the trustee as custodian for DTC, in New York, New York, and registered in the name of Cede & Co. or another nominee designated by DTC, in each case for credit to an account of a direct or indirect participant in DTC as described below.

      Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on and the transfer of that ownership will be effected only through records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interest of persons other than participants). Investors may hold their interests in a Global Note directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system. Investors who are not “United States persons”, as defined under the Securities Act, who purchased old notes in reliance on Regulation S hold their interests in old notes through Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”) and Citibank, N.A., as operator of Clearstream Banking S.A. (“Clearstream”), if they are participants in such systems, or indirectly through organizations which are participants in such systems. Euroclear and Clearstream are direct participants in the DTC system. We understand that Euroclear and Clearstream each maintains records of the beneficial interests of their account holders and facilitate the clearance and settlement of securities transactions by electronic book-entry transfer among their respective account holders.

      So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Note for all purposes of the indenture and the notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the indenture and, if applicable, those of Euroclear and Clearstream.

      Beneficial interests in one Global Note may generally be exchanged for interests in another Global Note. Except in the circumstances described below under “— Exchange of Global Notes for Certificated Notes”, owners of beneficial interests in Global Notes will not be entitled to receive physical delivery of new notes in registered certificated form (“Certificated Notes”).

The Clearing Systems

      Links have been established among DTC, Clearstream, and Euroclear to facilitate cross-market transfers of the notes associated with secondary market trading. DTC is linked indirectly to Clearstream and Euroclear through the depositary accounts of their respective U.S. depositaries.

      DTC, Clearstream and Euroclear, as the case may be, have advised us as follows:

      DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participating organizations, known as “Direct Participants,” deposit with DTC. DTC also facilitates the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Direct Participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to DTC system is also available to others organizations like securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly, that are known as “Indirect Participants.” The rules applicable to DTC and its Direct and Indirect Participants are on file with the SEC.

      Purchases of Global Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Global Notes on DTC’s records. The beneficial interest of each actual purchaser of each Global Note, (a “Beneficial Owner”) is in turn to be recorded on the records of the Direct Participant and Indirect Participant. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participant or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Notes are to be accomplished by entries made on the books of Direct Participants and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Notes, except in the event that use of the book-entry system for the Global Notes is discontinued.

      To facilitate subsequent transfers, all Global Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or any other name as may be requested by an authorized representative of DTC. The deposit of Global Notes with DTC and their registration in the name of Cede & Co. or any other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts those Global Notes are credited, which may or may not be the Beneficial Owners. The Direct Participants and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

      Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices shall be sent to Cede & Co. If less than all of the principal amount of the notes is to be redeemed, we believe that DTC’s current practice is to determine by lot the interests of the Direct Participants to be redeemed.

      Neither DTC nor Cede & Co. (or any other nominee of DTC) will consent or vote with respect to the Global Notes. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Global Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

      Principal, premium, if any, and interest payments in respect of the Global Notes will be made to Cede & Co. or any other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Direct Participants and Indirect Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of each such Participant and not that of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Principal, premium, if any, and interest payments in respect of the Global Notes to Cede & Co. (or other nominee requested by an authorized representative of DTC) is our responsibility, disbursement of such payments to Direct Participants shall be the responsibility of DTC and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct Participants and Indirect Participants. Neither we, the trustee nor any of our respective agents will have any responsibility or liability for:

•	any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests in the Global Notes, or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

      Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream related services. Distributions with respect to notes held beneficially through Euroclear will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law, to the extent received by the U.S. depositary for Euroclear.

      Except for trades involving only Euroclear and Clearstream participants, interests in the Global Notes will trade in DTC’s settlement system and secondary market trading activity in such interests will therefore settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

      Subject to compliance with any applicable transfer and exchange restrictions, cross-market transfers of interests in the Global Notes between DTC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected by DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary. However, these cross-market transactions will require delivery of instructions to Euroclear or Clearstream, by the counterparty in the applicable system in accordance with the rules and procedures and within the established deadlines of the applicable system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures or same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

      Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a DTC participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the DTC settlement date. Cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following the DTC settlement date.

      DTC may discontinue providing its services as securities depositary with respect to the Global Notes at any time by giving reasonable notice to us or the trustee. Under these circumstances, in the event that a successor securities depositary is not obtained, Certificated Notes are required to be printed and delivered to DTC. We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Certificated Notes will be printed and delivered to DTC. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer beneficial interests in a Global Note to those persons may be limited. In addition, because DTC can act only on behalf of Direct Participants, which, in turn, act on behalf of Indirect Participants and certain banks, the ability of a person having a beneficial interest in a Global Note to pledge that interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing that interest.

      The information in this section concerning DTC, Clearstream, and Euroclear and their respective bookentry systems has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information. Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures in order to facilitate transfers of beneficial ownership interests in the Global Notes among participants of DTC, Euroclear and Clearstream, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we, the trustee nor any of our respective agents will have any responsibility for the performance by DTC, Euroclear and Clearstream, their participants or indirect participants of their respective obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in Global Notes.

Exchange of Global Notes for Certificated Notes

      A Global Note will be exchangeable for Certificated Notes if:

•	DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in either case, we fail to appoint a successor depositary within 90 days after such notice;

•	we, at our option, notify the trustee in writing that the Global Notes are to be exchangeable for Certificated Notes; or

•	an Event of Default with respect to the notes has occurred and is continuing and the registrar receives a request from DTC.

      In addition, a beneficial owner may obtain a Certificated Note in exchange for its beneficial interest in a Global Note upon written request in accordance with DTC’s and the registrar’s procedures, if required to do so by applicable laws or regulations.

      In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in such names, and issued in such authorized denominations, as are requested by DTC.

Governing Law

      The indenture and new notes will be governed by, and construed in accordance with, the laws of the State of New York.

FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE

      This section describes the U.S. federal income tax consequences of exchanging old notes for new notes in the exchange offer. This section is based upon the provisions of the Internal Revenue Code of 1986, applicable Treasury regulations, proposed Treasury regulations, administrative rulings and practice, and judicial decisions all as in effect on the date hereof. These authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the Internal Revenue Service will agree with such statements and conclusions.

      This section does not address the tax considerations arising under the laws of any foreign, state, or local jurisdiction. In addition, this discussion does not address tax considerations applicable to a holder’s particular circumstances or to holders that may be subject to special tax rules, including, without limitation:

•	holders subject to the alternative minimum tax;

•	financial institutions;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities or commodities or dealers in commodities that elect to use a mark-to-market method of accounting;

•	a foreign person or entity; or

•	persons that will hold the new notes as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction.

      You are urged to consult your tax advisor with respect to the application of U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local, foreign, or other taxing jurisdiction or under any applicable tax treaty.

      Because the new notes do not differ materially in kind or extent from the old notes, your exchange of old notes for new notes will not constitute a taxable disposition of the old notes for U.S. federal income tax purposes. As a result, you should not recognize taxable income, gain, or loss on such exchange, your holding period for the new notes should generally include the holding period for the old notes so exchanged, and your adjusted tax basis in the new notes should generally be the same as your adjusted tax basis in the old notes so exchanged.

PLAN OF DISTRIBUTION

      We are not using any underwriters for the exchange offer, and we are bearing the expenses of the exchange.

      Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes if the old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the date we issue the new notes and ending no later than the close of business on the date which is 180 days after the completion of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any resale.

      We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes, or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices, or at negotiated prices. Any resale of new notes may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any resale of the new notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

      For a period of up to 180 days after the completion of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the old notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

      The validity of the new notes offered by this prospectus will be passed upon by Kilpatrick Stockton LLP, Atlanta, Georgia.

EXPERTS

      Our consolidated financial statements appearing in our Annual Report on Form 10-K as of and for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Our consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of Ernst & Young LLP as experts in accounting and auditing.

      Although our board of directors dismissed Arthur Andersen LLP as our independent public accountants on April 4, 2002 and engaged Ernst & Young LLP to serve as our independent public accountants, our consolidated financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 that are incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2002 were audited by Arthur Andersen LLP.

      Arthur Andersen was convicted on federal obstruction of justice charges on June 15, 2002, ceased practicing before the SEC on August 31, 2002, and was sentenced to five years probation on October 16, 2002. While Arthur Andersen provided a consent with respect to the financial statements referred to above in connection with the filing of our Annual Report on Form 10-K for the year ended December 31, 2001, Arthur Andersen did not participate in the preparation of this prospectus or the related registration statement, and has not consented to the incorporation by reference of its audit report in the registration statement of which this prospectus is a part. As a result, your claims against Arthur Andersen under the Securities Act based on these financial statements may be limited. Moreover, even if claims against Arthur Andersen are permitted, Arthur Andersen may not have the financial resources to satisfy any judgment.

      Under U.S. securities regulations, issuers are generally required to obtain a current written consent from the independent certified public accountants that audited their financial statements in order to include the corresponding audit reports in a registration statement filed with the SEC. While Arthur Andersen provided a consent with respect to the financial statements referred to above in connection with the filing of our annual report on Form 10-K, Arthur Andersen has ceased to practice before the SEC and is therefore not in a position to provide the updated consent that we would normally be required to file with the SEC upon the filing of the registration statement of which this prospectus is a part.

      However, in reliance on the temporary relief provided by the SEC under Securities Act Rule 437a, we have filed the registration statement without including an updated written consent of Arthur Andersen. Arthur Andersen’s failure to deliver a currently dated written consent will limit your ability to sue Arthur Andersen under Section 11 of the Securities Act for any material misstatements or omissions in the registration statement, including any material misstatements or omissions in the 2000 and 2001 financial statements covered by their reports. In addition, Arthur Andersen’s conviction on June 15, 2002 on federal obstruction of justice charges and Arthur Andersen’s subsequent cessation of practice before the SEC on August 31, 2002 adversely affect the ability of Arthur Andersen to satisfy any claims arising out of Arthur Andersen’s audit of our financial statements.

$200,000,000

Certegy Inc.

     Offer to Exchange Up to $200,000,000 Aggregate Principal Amount of Our 4.75% Notes Due 2008

For Any and All of the $200,000,000 Aggregate Principal Amount of Our Outstanding 4.75% Notes Due 2008

PROSPECTUS

                               ,

     Until 90 days after the date of this prospectus, all dealers that effect transactions in the notes, whether or not participating in this offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II.     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.     Indemnification of Directors and Officers

      The Georgia Business Corporation Code permits, and our bylaws require, us to indemnify any person who is a party to any threatened, pending or completed action, suit, or proceeding (which could include actions, suits, or proceedings under the Securities Act of 1933), whether civil, criminal, administrative, arbitrative, or investigative by reason of the fact that such person is or was a director or officer of the registrant or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust, or other enterprise, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

      However, we will not indemnify any director or officer under our bylaws for any liability incurred in a proceeding in which the director or officer is found liable to us or is subjected to injunctive relief in favor of us for:

•	improperly appropriating any business opportunity of ours;

•	acts or omissions involving intentional misconduct or a knowing violation of the law;

•	any unlawful distributions; and

•	any transaction from which he or she received improper personal benefit.

      In addition, we maintain directors’ and officers’ liability insurance under which our directors and officers are insured against loss (as defined in the policy) as a result of claims brought against them for their wrongful acts in such capacities. This insurance may cover liabilities under the Securities Act of 1933.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 21.     Exhibits and Financial Statement Schedules

      (a) Exhibits

Exhibit
Number		Description of Exhibit

4	.1*	Indenture, dated September 10, 2003, between Certegy Inc. and SunTrust Bank, as Trustee.
4	.2*	Registration Rights Agreement, dated September 10, 2003, among Certegy Inc., Bear, Stearns & Co. Inc., and the other parties referred to in Schedule A to the Purchase Agreement.
4.3		Form of 4.75% Note due 2008 (included in Exhibit 4.1).
5	.1*	Opinion of Kilpatrick Stockton LLP.
10	.34*	Revolving Credit Agreement, dated as of September 3, 2003, among Certegy Inc., the lenders from time to time party thereto, SunTrust Bank, as Administrative Agent, Wachovia Bank, National Association, as Syndication Agent, and Bank of America, N.A., as Documentation Agent
12	.1*	Statements re Computation of Ratios.
23.1		Consent of Kilpatrick Stockton LLP (included in Exhibit 5.1).
23	.2*	Consent of Ernst & Young LLP, independent auditors.
24.1		Power of Attorney (included on the signature pages hereto).
25	.1*	Statement of Eligibility of Trustee on Form T-1.
99	.1*	Form of Letter of Transmittal.
99	.2*	Form of Notice of Guaranteed Delivery.
99	.3*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.4*	Form of Letter to Clients.

*	Filed herewith

      (b) Financial Statement Schedules

None.

Item 22.     Undertakings

      Rule 415 Offering. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned hereby undertakes, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alpharetta, State of Georgia, on this 26th of September, 2003.

CERTEGY INC.

By:	/s/ LEE A. KENNEDY

Lee A. Kennedy
Chairman, President and Chief Executive Officer

      We, the undersigned directors and officers of Certegy Inc. do hereby constitute and appoint Walter M. Korchun and Michael T. Vollkommer, and each of them, our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for us and in our name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) or supplements to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and we do hereby ratify and confirm all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date

/s/ LEE A. KENNEDY Lee A. Kennedy	Chairman, President, and Chief Executive Officer (Principal Executive Officer)	September 26, 2003

/s/ MICHAEL T. VOLLKOMMER Michael T. Vollkommer	Corporate Vice President and Chief Financial Officer (Principal Financial Officer)	September 26, 2003

/s/ PAMELA A. TEFFT Pamela A. Tefft	Corporate Vice President and Controller (Principal Accounting Officer)	September 26, 2003

/s/ ROBERT H. BOHANNON Robert H. Bohannon	Director	September 26, 2003

/s/ RICHARD N. CHILD Richard N. Child	Director	September 26, 2003

/s/ CHARLES T. DOYLE Charles T. Doyle	Director	September 26, 2003

/s/ KEITH W. HUGHES Keith W. Hughes	Director	September 26, 2003

Signature	Title	Date

/s/ DAVID K. HUNT David K. Hunt	Director	September 26, 2003

/s/ PHILLIP B. LASSITER Phillip B. Lassiter	Director	September 26, 2003

/s/ KATHY BRITTAIN WHITE Kathy Brittain White	Director	September 26, 2003

EXHIBIT INDEX

Exhibit
Number		Description of Exhibit

4	.1*	Indenture, dated September 10, 2003, between Certegy Inc. and SunTrust Bank, as Trustee.
4	.2*	Registration Rights Agreement, dated September 10, 2003, among Certegy Inc., Bear, Stearns & Co. Inc., and the other parties referred to in Schedule A to the Purchase Agreement.
4.3		Form of 4.75% Note due 2008 (included in Exhibit 4.1).
5	.1*	Opinion of Kilpatrick Stockton LLP.
10	.34*	Revolving Credit Agreement, dated as of September 3, 2003, among Certegy Inc., the lenders from time to time party thereto, SunTrust Bank, as Administrative Agent, Wachovia Bank, National Association, as Syndication Agent, and Bank of America, N.A., as Documentation Agent
12	.1*	Statements re Computation of Ratios.
23.1		Consent of Kilpatrick Stockton LLP (included in Exhibit 5.1).
23	.2*	Consent of Ernst & Young LLP, independent auditors.
24.1		Power of Attorney (included on the signature pages hereto).
25	.1*	Statement of Eligibility of Trustee on Form T-1.
99	.1*	Form of Letter of Transmittal.
99	.2*	Form of Notice of Guaranteed Delivery.
99	.3*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
99	.4*	Form of Letter to Clients.

*	Filed herewith